Exhibit 99.3

1 XP Inc. – Consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 with Audit Report

2 Index Audit Report....................................................................................................................... ... .................. 3 Consolidated balance sheets .................................................................................................................... 8 Consolidated statements of income and of comprehensive income of income......................................... 10 Consolidated statements of changes in equity ........................................................................................ 11 Consolidated statements of cash flows................................................................................................... 12 1. Operations ............................................................................................................................. ... ..... 13 2. Basis of preparation of the financial statements.............................................................................. 14 3. Summary of significant accounting policies...................................................................................... 17 4. Significant estimated and judgements............................................................................................. 36 5. Group structure.................................................................................................................... ... ....... 37 6. Securities purchased under agreements to resell............................................................................. 41 7. Securities ............................................................................................................................. ... ....... 42 8. Derivative financial instruments...................................................................................................... 43 9. Hedge accounting ........................................................................................................................... 46 10. Accounts receivable................................................................................................................... ... .. 46 11. Recoverable taxes........................................................................................................................ ... 47 12. Prepaid expenses............................................................................................................. ... ............ 47 13. Property, equipment, intangible assets and leases .......................................................................... 47 14. Securities sold under repurchase agreements.................................................................................. 50 15. Borrowings and lease liabilities ....................................................................................................... 50 16. Debentures ............................................................................................................................. ... .... 51 17. Securities trading and intermediation ............................................................................................. 52 18. Other financial liabilities ................................................................................................................. 52 19. Social and Statutory obligations...................................................................................................... 52 20. Tax and social security obligations .................................................................................................. 53 21. Private pension liabilities................................................................................................................ 53 22. Income tax ............................................................................................................................. ... ..... 53 23. Equity....................................................................................................................... ... ................... 55 24. Related party transactions .............................................................................................................. 58 25. Provisions and contingent liabilities ................................................................................................ 59 26. Total revenue and income............................................................................................................... 61 27. Operating costs ............................................................................................................. ... .............. 62 28. Operating expenses by nature......................................................................................................... 62 29. Other operating income, net........................................................................................................... 62 30. Share - based plan................................................................................................................ ............ 63 31. Earnings per share (basic and diluted) ............................................................................................. 64 32. Determination of fair value............................................................................................................. 64 33. Management of financial risks and financial instruments................................................................. 66 34. Capital Management ...................................................................................................................... 71 35. Cash flow information ................................................................................................................. ... 73 36. Subsequent events ......................................................................................................................... 73

www.pwc.com.br XP Inc. Consolidated.financial statements at December 31, 2019 andindependent auditor's report pwc

p - wc Independent auditor's report To the Board of Directors and Shareholders XP Inc . Opinion We have audited the accompanying consolidated financial statements ofXP Inc. (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2019 and the consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XP Inc . and its subsidiaries as at December 31, 2019, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion . Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. i···························· · ... ..... ...... ....... . ........... . . ................ .. .......... .. .. ............ . . .. ... .......... . . . .... . .. . .. . . .. ... .... .. ... ... . .. ... . . . .. . ... .... . ...... ............ . . . . ... ............ . . ..... ...... ..... . PricewaterhouseCoopers, Av. Francisco Matarazzo 1400 , Torre Torino , Siio Pau lo , SP , Brasil, 0500 1 - 90 3 , Caixa Postal 600 5 4 , T : +55 (11) 3674 2000, www.pwc.com.br

XP Inc.

| Why it is a Key Audit Matter | How the matter was addressed in the audit |
|---|---|

## Information technology environment

The processing of transactions, operations development and business continuity processes of XP and its subsidiaries are technological structure dependent.

The inherent risks in information technology, associated with eventual deficiencies in the controls that support the processing and operation, logical accesses, systems change management in the existing technology environments, can, eventually, cause incorrect processing of critical transactions, improper accesses to systems and data, and consequently processing of unauthorized transactions and errors in automated controls of application systems. For this reason, this was considered as a focal area in our audit.

With the support of professionals with specialized skill and knowledge, we understood the information technology environment and tested general technology controls. During our planning activities, we considered tests related to systemic development and change management, access, security to programs, systems and data, systems operation/processing and physical security of the data processing center.

We tested automated and technology-dependent controls related to applications in the relevant XP business processes.

Considering the results obtained in the procedures described above and in order to obtain necessary and sufficient evidence in our financial statements audit, it was necessary to carry out additional documental testing in order to assess the integrity and accuracy of the information generated by systems and automated reports and, when necessary, the application of procedures using analytical databases, which allowed us to apply a wider spectrum of testing and evidence gathering.

We also performed unpredictability tests and review procedures for specific access to accounting entries, in addition to the procedures already applied to address the risk of management override of controls.

The results of these procedures provided us with appropriate and sufficient audit evidence considering the consolidated financial statements taken as a whole.

## Revenue from services rendered (Notes 3 (xx. 1) and 26 (a))

XP Inc. and its subsidiaries' revenue is substantially comprised of brokerage commission, securities placement and management fees.

These revenues are recognized according to contractual terms that consider the commission percentage for services provided. Revenue

We understood the internal controls environment regarding revenue recognition processes.

We also performed a tie-out between analytical information extracted from operational systems and revenue recorded in the accounting ledger. On a sample basis, we inspected supporting evidence of

3

pwc 4 XP Inc. Why it is a Key Audit Matter How the matter was addressed in the audit Considering the relevance of these revenues in the consolidated financial statements, associated with eventual deficiencies in the cont rols , this area was considered as a focus area of our audit . recognition requires management controls to revenue in the accounting ledger and confronted its ensure proper recognition at a certain point in time. subsequent financial settlement with bank statements. In addition, we recalculated selected revenue transactions recognized in the accounting ledger. Therefore, our audit procedures provided us with appropriate and sufficient audit evidence in the consolidated financial statements taken as a whole. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit . We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

pwc 5 XP Inc. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries . • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit . We remain solely responsible for our audit opinion . We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Sao Paulo, March 17, 2020 ir - fR/u f s Auditores Independentes CRC 2SP000160/O - 5 Tati a ernandes Kagohara Gueorguiev Co adora CRC 1SP245281/O - 6

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais Note 2019 2018 Cash 10 9 , 9 2 2 68 , 4 0 7 Financial assets 41 , 8 8 8 , 7 7 8 16 , 5 8 2 , 6 1 6 Fair value through profit or loss 26 , 5 2 8 , 3 9 6 7, 9 8 3 , 002 Securities 7 22,443,3 9 2 6 , 2 90,971 Derivative financial instruments 8 4,085,004 1 , 6 92,031 Fair value through other comprehensive income 2 , 61 6 , 1 1 8 695 , 7 78 Securities 7 2,616,118 695,778 Evaluated at amortized cost 12 , 7 4 4 , 2 6 4 7, 9 0 3 , 836 Securities 7 2,266,971 15 5 , 2 92 Securities purchased under agreements to resell 6 9,490,090 6 , 5 70,609 Securities trading and intermediation 17 50 4 , 9 83 898,312 Accounts receivable 10 46 2 , 0 29 219,200 Other financial assets 20,191 60,423 Other assets 64 3 , 6 1 9 31 6 , 7 7 7 Recoverable taxes 11 24 3 , 3 20 18 3 , 3 50 Prepaid expenses 12 89,684 96,723 Rights - of - use assets 13 22 7 , 4 78 - Other 83,137 36,704 Deferred tax assets 22 28 4 , 5 3 3 15 2 , 4 2 5 Property and equipment 13 14 2 , 4 6 4 99 , 1 2 7 Intangible assets 13 55 3 , 4 5 2 504 , 9 15 Total assets 43 , 6 2 2 , 7 6 8 17 , 7 2 4 , 2 6 7 The accompanying notes are an integral part of these consolidated financial statements. 8

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais N o te 2019 2018 Financial liabilities 31 , 8 4 2 , 0 5 4 15 , 2 1 6 , 0 3 7 Fair value through profit or loss 5 , 25 0 , 9 4 3 2, 2 5 0 , 978 Securities loaned 7 2,021,707 1 , 2 59,579 Derivative financial instruments 8 3,229,236 991,399 Evaluated at amortized cost 26 , 5 9 1 , 1 1 1 12 , 9 6 5 , 0 5 9 Securities sold under repurchase agreements 1 4 15,638,4 0 7 6 , 6 40,694 Securities trading and intermediation 1 7 9,114,546 5 , 3 06,628 Borrowings and lease liabilities 1 5 63 7 , 4 84 469,609 Debentures 16 83 5 , 2 30 406,538 Accounts payables 26 6 , 8 13 134,579 Other financial liabilities 18 98,631 7,011 Other liabilities 4 , 61 9 , 6 2 3 404 , 4 93 Social and statutory obligations 19 49 2 , 7 23 251,690 Taxes and social security obligations 2 0 34 5 , 3 31 103,121 Private pension liabilities 21 3,759,090 16,059 Provisions and contingent liabilities 2 5 15,193 17,474 Other 7,286 16,149 Deferred tax liabilities 2 2 5 , 132 12 , 0 2 5 Total liabilities 36 , 4 6 6 , 8 0 9 15 , 6 3 2 , 5 5 5 Equity attributable to owners of the Parent company 23 7 , 15 3 , 3 9 6 2, 0 8 4 , 777 Issued capital 23 21 Capital reserves 6,943,446 1,875,591 Other comprehensive income 20 9 , 9 27 20 9 , 1 65 Non - controlling interest 2 , 563 6, 9 35 Total equity 7 , 15 5 , 9 5 9 2, 0 9 1 , 712 Total liabilities and equity 43 , 6 2 2 , 7 6 8 17 , 7 2 4 , 2 6 7 The accompanying notes are an integral part of these consolidated financial statements. 9

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share Note 20 1 9 20 1 8 20 1 7 Net revenue from services rendered 26 (a) 3,595,772 2,054,549 1,283,616 Net income from financial instruments at amortized cost and at fair value throughother comprehensive income 26 (b) 19 9 , 9 47 11 4 , 4 42 79,380 Net income from financial instruments at fair value through profit or loss 26 (b) 1,332,089 78 9 , 4 62 54 3 , 6 54 Total revenue and income 5 , 12 7 , 8 0 8 2 , 95 8 , 4 5 3 1 , 90 6 , 6 5 0 Operating costs 27 ( 1 , 6 06,0 6 0) ( 9 41 , 2 4 6) ( 5 79 , 8 8 0) Selling expenses 28 ( 1 55 , 1 1 5) ( 9 6 , 0 7 5 ) ( 3 2 , 8 8 1 ) Administrative expenses 28 ( 1 , 8 91,4 8 1) ( 1 , 1 76,8 0 5) ( 6 49 , 5 8 5) Other operating income (expenses), net 29 15 3 , 3 57 ( 3 1 , 2 8 9 ) ( 7 , 7 04) Interest expense on debt ( 8 4 , 4 0 0 ) ( 7 2 , 3 1 0 ) ( 6 1 , 0 9 3 ) Income before income tax 1 , 54 4 , 1 0 9 64 0 , 7 2 8 57 5 , 5 0 7 Income tax expense 22 ( 4 54 , 6 2 5) ( 1 75 , 3 9 8) ( 1 51 , 9 6 6) Net income for the year 1 , 08 9 , 4 8 4 465 , 3 30 42 3 , 5 4 1 Other comprehensive income Items that can be subsequently reclassified to income Foreign exchange variation of investees located abroad 6 , 8 23 18,645 2,034 Gains (losses) on net investment hedge 9 ( 7 ,133) ( 1 7 , 4 9 5 ) ( 2 , 3 86) Changes in the fair value of financial assets at fair value through other comprehensive income 698 4,160 210 Other comprehensive income (loss) for the year, net of tax 388 5 , 310 (142) Total comprehensive income for the year 1 , 08 9 , 8 7 2 47 0 , 6 4 0 42 3 , 3 9 9 Net income attributable to: Owners of the Parent company 1,080,484 461,440 41 3 , 8 74 Non - controlling interest 9,000 3 , 8 90 9,667 Total comprehensive income attributable to: Owners of the Parent company 1,080,872 466,750 413,732 Non - controlling interest 9,000 3,890 9,667 Earnings per share from total income attributable to the ordinary equity holders of the company Basic earnings per share (*) 31 2.1 1 25 0.9358 0.8535 Diluted earnings per share (*) 2.1 1 15 0.9358 0.8535 10 (*) The basic and diluted earnings per common share are in effect with the reverse share split occurred on November 30, 2019. The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity In thousands of Brazilian Reais 11 Atributable to owners of the Parent Capital reserve Additional Ot h e r Non - Issued paid - in Ot h e r comprehensive Retained Controlling Total Notes Capital capital R e s e r v e s income Earnings Total interest Equity 5 (iii) 23 23 Balances at December 31, 2016 Comprehensive income for the year Net income for the year Other comprehensive income, net Transactions with shareholders - contributions and distributions Subscriptions (redemptions) at funds by non - controlling interest Gain (loss) in changes in interest of subsidiaries, net Allocations of the net income for the year Transfer to capital reserves Dividends distributed Balances at December 31, 2017 23 23 23 Comprehensive income for the year Net income for the year Other comprehensive income, net Transactions with shareholders - contributions and distributions Capital contributions Corporate reorganization Gain (loss) in changes in interest of subsidiaries, net Allocations of the net income for the year Transfer to capital reserves Dividends distributed Balances at December 31, 2018 30 23 Comprehensive income for the year Net income for the year Other comprehensive income, net Transactions with shareholders - contributions and distributions Capital contributions Transactions costs from capital contributions Grant of share based plan Gain (loss) in changes in interest of subsidiaries, net Allocations of the net income for the year Transfer to capital reserves Dividends distributed Balances at December 31, 2019 20 254 , 602 586 , 855 203 , 683 - 1 , 045 , 160 49 , 647 1 , 094 , 807 - - - - 413,8 7 4 413,8 7 4 9,667 423,5 4 1 - - ( 1 42) ( 1 42) - ( 1 42) - - - - - - ( 4 5,550) ( 4 5,550) - - - ( 9 5) - ( 9 5) ( 1 ,983) ( 2 ,078) - - 136,3 1 3 - ( 1 36,313) - - - - - ( 3 7,437) - ( 2 77,561) ( 3 14,998) ( 3 ,858) ( 3 18,856) 20 254 , 602 685 , 731 203 , 446 - 1 , 143 , 799 7 , 923 1 , 151 , 722 - - - - 461,4 4 0 461,4 4 0 3,890 465 , 330 - - - 5,310 - 5,310 - 5 , 310 1 673,2 9 3 - - - 673,2 9 4 - 673 , 294 - - 525 - - 525 - 525 - - - 409 - 409 ( 7 88) (379) - 261,4 4 0 - ( 2 61,440) - - - - - - ( 2 00,000) ( 2 00,000) ( 4 ,090) (204 , 09 0 ) 21 927 , 895 947 , 696 209 , 165 - 2 , 084 , 777 6 , 935 2 , 091 , 712 - - - - 1,08 0 ,484 1,08 0 ,484 9,000 1,08 9 ,484 - 2 - 4,50 4 ,824 - - 388 - - - 388 - 4,50 4 ,826 - - - 388 - 4,50 4 ,826 - ( 2 2,824) - - - ( 2 2,824) - ( 2 2,824) - - 5,371 - - 5,371 - 5,371 - - - - - 580,4 8 4 374 - - ( 5 80,484) 374 - - ( 2 ,229) - - ( 1 ,855) - - - - - - ( 5 00,000) ( 5 00,000) ( 1 1,143) ( 5 11,143) 23 5 , 409 , 895 1 , 533 , 551 209 , 927 - 7 , 153 , 396 2 , 563 7 , 155 , 959 The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Operating activities Note 2019 2018 2017 Income before income tax 1,54 4 ,109 640,728 575,507 Adjustments to reconcile income before income taxes Depreciation of property, equipment and right - of - use assets 13 53,080 24,470 9,338 Amortization of intangible assets 13 37,630 28,318 18,065 Loss on write - off of property, equipment and intangible assets 13 11,245 19,915 4,491 Expected credit losses on accounts receivable and other financial assets 9,410 8,220 4,347 Provision/(reversal) for contingencies 25 ( 1 , 6 01) 7,897 3,531 Net foreign exchange differences 3,636 (25,832) 36,271 Grant of share - based plan 5,371 - - Interest accrued 86,862 64,330 8,134 Changes in assets and liabilities Securities (assets and liabilities) ( 2 0 , 18 8 , 9 3 1 ) ( 2 , 929 , 021) ( 9 58,894) Derivative financial instruments (assets and liabilities) 825 , 71 9 ( 4 92 , 024) ( 2 09 , 030) Securities trading and intermediation (assets and liabilities) 4,20 1 ,246 1,969 , 621 1,036 , 957 Securities purchased under agreements to resell ( 2 , 9 19 , 480) ( 5 , 635 , 630) 262,3 7 7 Accounts receivable ( 2 43 , 893) ( 9 2,809) ( 7 0,58 9 ) Prepaid expenses 7,040 ( 3 1 , 380) ( 1 9 , 565) Other assets ( 1 4 , 5 48) ( 5 8,96 4 ) ( 7, 9 17) Securities sold under repurchase agreements 8,99 7 ,713 6,126 , 676 ( 2 58 , 118) Accounts payable 132 , 23 5 63,000 3,163 Social and statutory obligations 241 , 03 3 81,253 62,274 Tax and social security obligations ( 9 , 2 23) 4,463 ( 2 , 459) Private pension liabilities 3,74 3 ,031 16,059 - Other liabilities 98,497 14,524 ( 8 , 901) Cash from operations (3, 3 79 , 81 9 ) (196,18 6 ) 488,982 Income tax paid ( 4 02,57 4 ) ( 2 02 , 443) ( 2 19,446) Contingencies paid 25 ( 3 ,172) ( 3 , 933) ( 7 , 169) Interest paid ( 2 8 , 4 27) ( 5 4 , 185) - Net cash flows from (used in) operating activities (3,813 , 99 2 ) (456,74 7 ) 262,367 Investment activities Acquisition of intangible assets 13 (b) ( 8 8 , 9 49) ( 5 3 , 517) ( 2 0,627) Acquisition of property and equipment 13 (a) ( 7 2 , 4 99) ( 8 3 , 149) ( 3 0 , 369) Acquisition of subsidiaries, net of cash acquired 5 (ii) - ( 1 0 , 4 1 3 ) ( 4 04 , 631) Net cash flows used in investing activities (161,44 8 ) (147,07 9 ) (455,62 7 ) Financing activities Proceeds from borrowings 35 - 325,3 7 0 826,0 0 0 Payments of borrowings and lease liabilities 35 ( 1 23 , 332) ( 6 89 , 634) - Proceeds from issuance of debentures 35 400 , 00 0 400,0 0 0 - Payments of debentures 35 ( 1 1 , 8 15) - - Dividends paid to owners of the parent 23 (c) ( 5 00 , 000) ( 3 25 , 000) ( 189 , 9 98) Proceeds from capital contributions, net 1.1/23 4,48 2 ,002 673,2 9 4 - Net subscriptions received (redemptions paid) - non - controlling interests - - ( 4 5 , 5 50) Transactions with non - controlling interests ( 1 , 8 55) 146 ( 2 , 0 78) Dividends paid to non - controlling interests ( 1 1 , 1 43) ( 4 , 090) ( 3 , 8 58) Net cash flows from financing activities 4 , 233,857 380,086 584,516 Net increase (decrease) in cash and cash equivalents 258 , 417 (223 , 74 0 ) 391,255 Cash and cash equivalents at the beginning of the fiscal year 626 , 86 3 835 , 49 3 440 , 12 8 Effects of exchange rate changes on cash and cash equivalents 2,516 15,110 4,110 Cash and cash equivalents at the end of the fiscal year 887,796 626,863 835,493 Cash 109 , 92 2 68,407 153 , 21 8 Securities purchased under agreements to resell 6 654 , 05 7 488 , 8 09 420 , 95 8 Interbank certificate deposits 7 123 , 8 1 7 69,647 261 , 31 7 12 The accompanying notes are an integral part of these consolidated financial statements.

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 1 . Operations XP Inc . (the “Company”), is a Cayman Island exempted company with limited liability, incorporated on August 29 , 2019 . The registered office of the Company is Upland House, 121 South Church Street in George Town, Grand Cayman . The Company’s principal executive office is located in the city of São Paulo, Brazil . XP Inc . is a holding company controlled by XP Controle Participações S . A . , which holds 64 . 61 % of Class B common shares and whose is ultimately controlled by a group of individuals . XP Inc . and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products and services, mainly acting as broker - dealer, including securities brokerage, banking, private pension plans and financial advisory services, through three retail brands (XP Investimentos, Rico and Clear) that reach clients directly and through network of Independent Financial Advisers (“IFAs”) . On May 11 , 2017 , the Company’s shareholders entered into a share purchase agreement with Itaú Unibanco S . A . (“Itaú Unibanco”) for the sale of non - controlling interest in the Company, which was completed on August 31 , 2018 . On August 10 , 2017 , the Group concluded the acquisition of the operations of Rico Corretora de Títulos e Valores Mobiliários S . A . (“Rico”), by acquiring whole control of its holding entity FLAFLU Participações S . A . (“FLAFLU”) . Rico also operates in brokerage and securities distribution market to retail . See Note 5 for more information on the acquisition . On November 29 , 2019 , the Group carried out a corporate reorganization in order to prepare the structure to the Initial Public Offering of its shares . As result, the capital contributed by the shareholders on XP Investimentos S . A . were transferred and incorporated on XP Inc . Therefore the shareholders have a direct stake on XP Inc . which controls XP Investimentos S . A . and the other operating companies of the Group . On November 30 , 2019 , the Company carried out a reverse share split of 4 : 1 . As a result, the share capital represented by 2 , 036 , 988 , 542 shares decreased to 509 , 247 , 136 shares . The reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 32 ) and per share data as if the reverse share split had been in effect for all periods presented . 1 . 1 Initial Public Offering and resulting transactions On December 11 , 2019 , the Company completed its Initial Public Offering (“IPO”), offering 72 , 510 , 641 of Class A common shares out, of which 42 , 553 , 192 new shares were offered by the Company and the remaining 29 , 957 , 449 shares were offered by selling shareholders . Additionally the underwrites executed an option to purchase 10 , 876 , 596 additional Class A common shares at the initial public offering price which resulted in a total of 83 , 387 , 237 Class A common shares sold . The initial offering price per Class A common share was US $ 27 . 00 , resulting in gross proceeds of US $ 1 , 148 , 936 thousand (or R $ 4 , 705 , 803 ) to XP Inc, deducting R $ 200 , 977 thousand as underwriting discounts and commissions . Additionally, the Company incurred in R $ 44 , 726 thousand regarding other offering expenses out of, which R $ 21 , 902 thousand was recognized directly in income statement and the amount of R $ 22 , 824 in equity as transaction cost . The shares offered and sold in the IPO were registered under the Securities Act of 1933 , as amended, pursuant to the Company’s Registration Statement on Form F - 1 (Registration N ƒ 333 - 234719 ), which was declared 13

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ - GS”) on December 11, 2019 under the symbol “XP”. These consolidated financial statements were approved by the Board of Director’s meeting on March 13, 2020. 2 . Basis of preparation of the financial statements (i) Basis of preparation The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) . The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value . The preparation of financial statements requires the use of certain critical accounting estimates . It also requires management to exercise its judgment in the process of applying the Group's accounting policies . The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4 . The consolidated financial statements are presented in Brazilian reais (“R $ ”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated . As mentioned in the Note 1 , the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares . As result, XP Inc . was incorporated in 2019 and is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented . The comparative historical figures presented in these financial statements are the ones of the predecessor entity, XP Investimentos S . A . The balance sheet is presented in order of liquidity of assets and liabilities . The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects . (ii) New and amended standards adopted by the Group The Group applies, for the first time on January 1 , 2019 , IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatment . As required by IFRS, the nature and effect of these changes are disclosed in Note 3 (vii), including the new accounting policies that have been applied since then . Comparative for the 2018 financial year have not been restated . Other amendments and interpretations apply for the first time in 2019 , but do not have an impact on the annual consolidated financial statements of the Group . Certain new accounting standards and interpretations have been published that are not mandatory for 2019 reporting periods and have not been early adopted by the Group . These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions . 14

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (iii) Basis of consolidation The consolidated financial statements comprise the financial statements of the Company as of December 31 , 2019 and 2018 and for each of the years ended December 31 , 2019 , 2018 and 2017 . Subsidiaries are all entities (including structured entities) over which the Group has control . The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity . Subsidiaries are fully consolidated from the date on which control is transferred to the Group . They are deconsolidated from the date that control ceases . The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5 . Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated . Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset . Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group . Non - controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively . (iv) Segment reporting In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income . The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment . The CODM reviews relevant financial data on a combined basis for all subsidiaries . Disaggregated information is only reviewed at the revenue level (Note 26 ), with no corresponding detail at any margin or profitability levels . The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet . See Note 26 (c) for a breakdown of revenues and income and selected assets from external customers by country of domicile . (v) Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’) . The consolidated financial statements are presented in Brazilian Reais (“R $ ”), which is the Group functional and presentation currency . 15

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais . Certain subsidiaries outside of Brazil have different functional currencies, including US Dollar ("USD"), Euro ("EUR"), Pound sterling (“GBP”) and Swiss Franc (“CHF”) . (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions . Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss . They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation . Foreign exchange gains and losses that relate to borrowings are presented in the statement of income and other comprehensive income, within finance costs . All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within interest expense on debt . Non - monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined . Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss . For example, translation differences on non - monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non - monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income . (iii) Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows : 16    assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet ; income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) ; and all resulting exchange differences are recognized in other comprehensive income . On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income . When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale . Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 3. Summary of significant accounting policies This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements . These policies have been consistently applied to all periods presented, unless otherwise stated . (i) Business combinations The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired . The consideration transferred for the acquisition of a subsidiary comprises the : 17      fair values of the assets transferred; liabilities incurred to the former owners of the acquired business; equity interests issued by the Group; fair value of any asset or liability resulting from a contingent consideration arrangement; and fair value of any pre - existing equity interest in the subsidiary. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date . The Group recognizes any non - controlling interest in the acquired entity on an acquisition - by - acquisition basis either at fair value or at the non - controlling interest’s proportionate share of the acquired entity’s net identifiable assets . Acquisition - related costs are expensed as incurred . The excess of the consideration transferred, amount of any non - controlling interest in the acquired entity, and acquisition - date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill . If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase . Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange . The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions . Contingent consideration, when applicable, is classified either as equity or a financial liability . Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss . If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date . Any gains or losses arising from such remeasurement are recognized in profit or loss . (ii) Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 1) Financial assets Initial recognition and measurement On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVPL”) . The classification of financial assets at initial recognition is based on either (i) the Company’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics . For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding . This assessment is referred to as the SPPI test and is performed at an instrument level . The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows . The business model considers whether the Company’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both . Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i . e . , the date that the Group commits to purchase or sell the asset . Classification and subsequent measurement (i) Financial assets at FVPL Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value . This category includes securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI . Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term . Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch . Derivative financial instruments, including separated embedded derivatives, are also classified as Securities unless they are designated as effective hedging instruments . Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model . Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income . The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset . Financial assets measured at FVTPL consist of Securities owned and sold short . A derivative embedded in a hybrid contract, with a financial liability or non - financial host, is separated from the host and accounted for as a separate derivative if : (i) the economic characteristics and risks are not closely related to the host ; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative ; (ii) and the hybrid 18

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) contract is not measured at FVPL . Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss . Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category . A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately . The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss . (ii) Financial assets at FVOCI The Group measures financial assets at FVOCI if both of the following conditions are met: . The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell. . The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria. For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and similarly to financial assets measured at amortized cost . The remaining fair value changes are recognized in OCI . Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss . The Group's financial assets at FVOCI includes certain debt instruments. Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments : Presentation" and are not financial assets at FVPL . The classification is determined on an instrument - by - instrument basis . Gains and losses on these financial assets are never recycled to profit or loss . Dividends are recognized as income in the statement of income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI . Equity instruments designated at FVOCI are not subject to impairment assessment . The Group has no equity instruments that have been irrevocably classified under this category. (iii) Financial assets at amortized cost A financial asset is measured at amortized cost if both of the following conditions are met: . The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows. . The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria. Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment . Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired . 19

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under agreements to resell', 'Securities trading and intermediation', 'Accounts receivable' and 'Other financial assets . The Company reclassifies financial assets only when its business approach for managing those assets changes . Derecognition A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i . e . , removed from the Group's consolidated statement of financial position) when : 20 . . The contractual rights to receive cash flows from the asset have expired. The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass - through" arrangement ; and either (a) the Group has transferred substantially all the risks and rewards of the asset ; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset . When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass - through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership . When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement . In that case, the Group also recognizes an associated liability . The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained . Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay . Impairment of financial assets The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at FVPL . ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate . The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms . ECLs are recognized in two stages . For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 - months (a 12 - month ECL) . For those credit exposures for which there has been a significant increase in credit risk since initial recognition or those already defaulted, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL) . For accounts receivables and other contract assets, the Group applies a simplified approach in calculating ECLs . Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date . The Group has established a provision

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) matrix that is based on its historical credit loss experience, adjusted for forward - looking factors specific to the debtors and the economic environment . For debt instruments at FVOCI, the Group applies the low credit risk simplification . At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort . In making that evaluation, the Group reassesses the internal credit rating of the debt instrument . In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due . The Group considers a financial asset in default when contractual payments are 90 days past due . However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group . A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows . 2 ) Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate . All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs . The Group's financial liabilities include 'Securities Loaned', 'Derivative financial instruments', 'Securities purchased under agreements to resell', 'Securities trading and intermediation', long - term debts such as 'Borrowings and lease liabilities' and 'Debentures', 'Accounts payables' and 'Other financial liabilities' . Classification and subsequent measurement (i) Financial liabilities at FVPL Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL . Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term . This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 . Separated embedded derivatives are also classified as fair value through PL unless they are designated as effective hedging instruments . Gains or losses on liabilities at fair value through PL are recognized in the statement of income . 21

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied . Securities loaned, and derivative financial instruments are classified as fair value through PL and recognized at fair value . (ii) Amortized cost After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method . Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process . Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR . The EIR amortization is included as finance costs in the statement of income . This category generally applies to Securities sold under repurchase agreements, Securities trading and intermediation, 'Borrowings and Lease Liabilities', 'Debentures', 'Accounts payables' and 'Other financial liabilities' . Derecognition A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires . When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability . The difference in the respective carrying amounts is recognized in the statement of income . 3) Fair value of financial instruments The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs . The fair value of financial instruments for which there is no active market is determined by using measurement techniques . These techniques may include the use of recent market transactions (on an arm's length basis) ; reference to the current fair value of another similar instrument ; analysis of discounted cash flows or other measurement models . See Note 32 . 4) Derivative financial instruments and hedging activities Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates . The Company uses derivative financial instruments to manage foreign exchange risk on pending security settlements in foreign currencies . The fair value of these contracts is nominal due to their short term to maturity . The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, in the case of adoption of hedge accounting and, if so, the nature of the item being hedged . The Group adopts only net investment hedge to hedge a net investment in a foreign operation . 22

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) In the case of the Derivative was not designated as a hedging instrument the initial recognition is at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value . Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative . Realized and unrealized gains and losses related to these contracts are recognized in the consolidated statements of income during the reporting period . The Company trades in futures contracts, which are agreements to buy or sell standardized amounts of a financial instrument at a predetermined future date and price, in accordance with terms specified by a regulated futures exchange, and subject to daily cash margining . The Company trades in futures in an attempt to mitigate interest rate risk, yield curve risk and liquidity risk . The Company also trades in forward contracts, which are non - standardized contracts to buy or sell a financial instrument at a specified price on a future date . The Company trades in forward contracts in an attempt to mitigate foreign exchange risk on pending security settlements in foreign currencies . a) Net investment hedge Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income within gains (losses) on net investment hedge . The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within net income from financial instruments at fair value through profit or loss . Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold . b) Hedge ineffectiveness Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument . To evaluate the effectiveness and to measure the ineffectiveness of such strategies, The Group uses the Dollar Offset Method . The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk . (iii) Cash and cash equivalents Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short - term cash commitments and not for investments or other purposes . Transactions are considered short - term when they have maturities in three months or less from the date of acquisition . For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under agreements to resell and bank deposit certificates measured at fair value through profit and loss that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value . 23 ( i v) Securities purchased under agreements to resell and obligations related to securities sold under repurchase agreements The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets . Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) agreements, respectively . The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method . The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold . (v) Securities trading and intermediation (receivable and payable) Refers to transactions at B 3 S . A . – Brasil, Bolsa, Balcão (“B 3 ”) on behalf of and on account of third parties . Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions . These balances are offset and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously . Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively . The due from customers balance is held for collection . These amounts are subdivided into the following items : • Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers ; and • Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date . Sales transactions are offset and in the event the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty . These amounts are recognized initially at fair value and subsequently measured at amortized cost . At each reporting date, the Group shall measure the loss allowance on amounts due from customer at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition . If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12 - month expected credit losses . Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required . If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance . A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due . Any contractual payment which is more than 90 days past due is considered credit impaired . The estimated credit losses for brokerage clients and related activity was immaterial for all periods presented . (vi) Prepaid expenses Prepaid expenses are recognized as an asset in the balance sheet . These expenditures include incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums . (vii) Leases As of January 1 , 2019 the Group has adopted IFRS 16 , replacing IAS 17 , which was applicable until December 31 , 2018 . Both accounting practices are explained below . 24

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) IAS 17 - Leases Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases . Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight - line basis over the period of the lease . Lease income from operating leases where the Group is a lessor is recognized in income on a straight - line basis over the lease term . Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income . The respective leased assets are included in the balance sheet based on their nature . The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard . IFRS 16 Leases Effective from January 1 , 2019 , IFRS 16 was issued in January 2016 and supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC - 15 Operating Leases - Incentives and SIC - 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease . The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to the recognition of finance leases under IAS 17 . The Group has adopted IFRS 16 from January 1 , 2019 using the modified retrospective method of adoption, under which the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application and not restated comparatives for the 2018 and 2017 reporting period . The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1 , 2019 . Practical expedients and exemptions applied In applying IFRS 16 for the first time, the Group has used the following permitted practical expedients: □ applying only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application; □ applying a single discount rate to a portfolio of leases with reasonably similar characteristics; □ relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as of January 1, 2019; □ exempting leases contracts with a remaining lease term of less than 12 months as of January 1, 2019 and not containing a purchase option (short - term leases); □ exempting lease contracts for which the underlying asset is of low value (low - value assets); □ excluding initial direct costs for the measurement of the right - of - use asset at the date of initial application; and □ using hindsight in determining the lease term where the contract contains options to extend or terminate the lease. i) Measurement of lease liabilities and right - of - use assets The Group leases its main offices and certain equipments under non - cancelable operating lease agreements . The lease terms varies from one to ten years, and the majority of the lease agreements is renewable at the end of the lease period at market rates . The Group has no lease contracts 25

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) previously classified as finance leases and existing contracts do not include variable payments or residual value guarantees . On adoption of IFRS 16 , the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1 , 2019 . The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1 , 2019 was 9 . 0% . 26 Operating lease commitments disclosed as of December 31, 2018 209, 3 18 Discounted using the incremental borrowing rate of at the date of initial application ( 60,0 9 9) (Less): short - term leases recognized on a straight - line basis as expense (7 2 5 ) Lease liability recognized as of January 1, 2019 148 , 494 The associated right - of - use assets related to property and equipment leases above were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31 , 2018 . Lease liability recognized as of January 1, 2019 1 4 8, 4 9 4 (Less): accrued lease payments as of December 31, 2018 ( 14 , 6 2 4) Total right - of - use assets as of January 1, 2019 1 3 3,8 7 0 Represented by: Properties 1 2 3 , 2 62 Equipments 10,6 0 8 As a result of initial adoption, there is no impact to retained earnings in equity on January 1 , 2019 . Right - of - use assets are presented in a separate line item in the balance sheet under “Right - of - use assets” group, while the lease liabilities are presented within borrowings in the line item “Borrowings and lease liabilities” in the balance sheet . ii) Summary of new accounting policies Set out below are the new accounting policies of the Group upon adoption of IFRS 16 , which have been applied from the date of initial application : Right - of - use assets The Group recognizes right - of - use assets at the commencement date of the lease (i . e . , the date the underlying asset is available for use) . Right - of - use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities . The cost of right - of - use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received . Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right - of - use assets are depreciated on a straight - line basis over the shorter of its estimated useful life and the lease term . Right - of use assets are subject to impairment .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Lease liabilities At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term . The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees . The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate . The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs . In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable . After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made . In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in - substance fixed lease payments or a change in the assessment to purchase the underlying asset . Short - term leases and leases of low - value assets The Group applies the short - term lease recognition exemption to its short - term leases of properties (i . e . , those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) . It also applies the lease of low - value assets recognition exemption to leases that are considered of low value . Lease payments on short - term leases and leases of low - value assets are recognized as expense on a straight - line basis over the lease term . Significant judgement in determining the lease term of contracts with renewal options The Group determines the lease term as the non - cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised . The Group has the option, under some of its leases to lease the assets for additional terms . The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew . That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal . After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e . g . , a change in business strategy) . (viii) Property and equipment All property and equipment are stated at historical cost less accumulated depreciation and impairment . Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits . Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably . All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred . Depreciation is calculated on a straight - line basis over the estimated useful lives of the assets, as follows : 27

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Annual Rate (%) Data Processing Systems 2 0 % Furniture and equipment 1 0 % Security systems 1 0 % Facilities 1 0% 28 Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate . An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount . Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss . (ix) Intangible assets i) Goodwill Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred ; (ii) the amount of any non - controlling interest in the acquiree ; and (iii) the acquisition - date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired . If the total of the consideration transferred, non - controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income . Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment . ii) Software and development costs Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized . Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs . These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight - line basis, generally over a period of five years . Research and pre - feasibility development costs, as well as maintenance and training costs, are expensed as incurred . In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset . iii) Other intangible assets Separately acquired intangible assets are measured at cost on initial recognition . The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date . After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses . Internally generated intangible assets other than (i) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred . The useful life of intangible assets is assessed as finite or indefinite . As of December 31 , 2019 and 2018 , the Group does not hold indefinite life intangible assets, except for goodwill .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered . The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment . Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates . The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below: 29 Estimate useful life (years) Software 3 - 5 Internally developed intangible 3 - 7 Customer list 2 - 8 Trademarks 1 0 - 20 Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss . (x) Impairment of non - financial assets Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment . Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment . Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable . An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount . The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use . For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash - generating units (CGU's)) . For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level . Non - financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date . The impairment of goodwill recognized in the statement of income is not reversed . (xi) Taxes i) Current income and social contribution taxes Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods: Ƒ APM – Actual Profit Method, where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax - deductible expenses, including net operating losses of prior years . Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year . APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar - year .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) □ PPM – Presumed Profit Method, where taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues . It is important to emphasize that the profit margin is defined by Brazilian Revenue Service (RFB) according to type of services rendered and/or goods sold . Under the PPM method, both taxes are due on a quarterly basis and no prepayment are required during the quarters . This method can be adopted only by entities with gross revenue up to a annually revised threshold determined by tax authorities . The tax rates applicable to APM or PPM are also defined according to entities’ main activity: □ Federal Income Tax (IRPJ) – tax rate of 15 % calculated on taxable income and a surcharge of 10 % calculated on the taxable income amount that exceeds R $ 20 per month (or R $ 240 annually) . □ Social Contribution on Net Income (CSLL) – tax rate of 9 % calculated on taxable income . However, financial institutions (i . e . , XP CCTVM and Banco XP) and insurance companies (i . e . , XP Vida e Previdência) are subject to a higher CSLL rate of 15% . From 2015 to 2018 , this rate was temporarily increased to 20 % by means of federal Law 12 . 169 / 2015 ii) Deferred income and social contribution taxes Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements . However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss . Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized . In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30 % of taxable profit for the year and do not expire . Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future . Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction . Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis . iii) Sales and other taxes Revenues, expenses and assets are recognized net of sales tax, except : 30   When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable ; When the amounts receivable or payable are stated with the amount of sales taxes included .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost / expense, in the statement of income . Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates: □ PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues . These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 26 ) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities . PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable . These amounts are recognized as Recoverable taxes (Note 11 ) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority . PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation : cumulative method and non - cumulative method . The non - cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM) . The applicable rates of PIS and COFINS are 1 . 65 % e 7 . 60% , respectively . Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies . The rate applicable to companies under PPM are PIS 0 . 65 % and COFINS 3 . 00% . Financial entities (i . e . , XP CCTVM) and Insurance companies (i . e . , XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1 . 00% , totaling 4 . 00% . □ ISS is a tax levied by municipalities on revenues from the provision of services . ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders . These are recognized as deductions to gross revenue (Note 26 ) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments . The rates may vary from 2 . 00 % to 5 . 00% . The ISS stated in the table is applicable to the city of São Paulo and Rio de Janeiro refers to the rate most commonly levied on the Group’s operations . □ INSS is a social security charge levied on wages paid to employees. (xii) Equity security loans Represent liabilities to return cash proceeds from security lending transactions . Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the loan . Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties . The Equity security loans is recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 26 b) . (xiii) Borrowings and debentures Borrowings and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost . Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method . 31

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Borrowing and debentures costs are recognized as interest expense on debt in the period in which they are incurred . The Group does not have qualifying assets to which costs could be capitalized . (xiv) Accounts payables Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business . Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method . (xv) Private pension liabilities Private pension plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan . In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments . The private pension products offered by Company do not contain significant insurance risk where the Company accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them . These products also do not contain any discretionary participation features . Therefore, the contracts are accounted for under the scope of IFRS 9 , Financial Instruments (“IFRS 9 ”) . (xvi) Provisions Provisions for legal claims (labor, civil and tax) are recognized when : (i) the Group has a present legal or constructive obligation as a result of past events ; (ii) it is probable that an outflow of resources will be required to settle the obligation ; and (iii) the amount can be reliably estimated . Provisions do not include future operating losses . Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole . A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small . Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre - tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation . The increase in the provision due to the time elapsed is recognized as interest expense . (xvii) Employee benefits i) Short - term obligations Liabilities in connection with short - term employee benefits are measured on a non - discounted basis and are expensed as the related service is provided. The liability is recognized for the expected amount to be paid under the plans of cash bonus or short - term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated . ii) Share - based plan 32

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The establishment of the shared - based plan was approved by the board of Director’s meeting on December 6 , 2019 . The Company launched two share - based plans, the Restricted Stock Unit “RSU” and the Performance Share Unit (“PSU”) . The shared - based plans are designed to provided long - term incentives to certain employees, directors, and other eligible service providers in exchange for their services . For both plans, management commits to grant shares of XP Inc to the defined participants . The cost of share - based compensation is measured using the fair value at the grant date . The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services . The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on : 33 • • • Including any market performance conditions; Including the impact of any non - market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and; Including the impact of any non - vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time). The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied . At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non - market vesting conditions . The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity . When the shares are vested, the Company transfers the correspondent number of shares to the participant . The shares received by the participants, net of any directly attributable transactions costs (including withholding taxes) are credited directly to equity . The significant judgments, estimates and assumptions regarding share - based payments and activity relating to share - based payments are discussed further in Note 30 . iii) Profit - sharing and bonus plans The Group recognizes a liability and an expense for bonuses and profit - sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators . Employee profit - sharing terms are broader established by means of annual collective bargaining with workers’ unions . The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation . (xviii) Share capital Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (xix) Earnings per share Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 31 ) . Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after - income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares . (xx) Revenue and income 1) Revenue from contracts with customers Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group applies the following five steps : i) identification of the contract with a customer ; ii) identification of the performance obligations in the contract ; iii) determination of the transaction price ; iv) allocation of the transaction price to the performance obligations in the contract ; and v) recognition of revenue when or as the entity satisfies a performance obligation . Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities. The Group has discretion to involve and contract a third - party providers in providing services to the customer on its behalf . The Group presents the revenues and associated costs to such third - party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent . Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs . The Group main types of revenues contracts are: i) Brokerage commission Brokerage commission revenue consist of revenue generated through commission - based brokerage services on each transaction carried out on i . e . the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied . ii) Securities placement Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services . The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms and it is probable that a significant revenue reversal will not occur . 34

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) iii) Management fees Management fees relates substantially to (i) services as investments advisor from funds, investment clubs and wealth management ; and (ii) distributions of quotas from investments funds managed by others . Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed - upon fixed percentage of the net asset value of each fund on a monthly basis . A part of management fees are performance - based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution . Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved . iv) Insurance brokerage fee Refers to insurance brokerage, capitalization, pension plans and health insurance through the intermediation of the sale of insurance services . Revenues are recognized after the provision of brokerage services to insurers . Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied . v) Educational services Educational revenue relates to advising and consulting on finance, financial planning, business management and the development of courses and business training programs in the national territory through the development and management of courses . vi) Other services Other services refers to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group . 2) Net income from financial instruments Net income from financial instruments include realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities . These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3 . 35 ( x x i ) Changes in accounting policies (xx.1) IFRS 16 – Leases As indicate in note above the group has adopted IFRS 16 Leases, starting from January 1 , 2019 , leases of property, plant and equipment where the group, as lessee, has substantially all the risks and rewards of ownership were classified as operating leases (note 3 (vii)) . The new policy is described Note 3 (vii) and the impact of the change in Note 13 (d) .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (xx.2) IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes . It does not apply to taxes or levies outside the scope of IAS 12 , nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments . The Interpretation specifically addresses the following : • Whether an entity considers uncertain tax treatments separately; • The assumptions an entity makes about the examination of tax treatments by taxation authorities; • How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; • How an entity considers changes in facts and circumstances. An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments . The approach that better predicts the resolution of the uncertainty needs to be followed . The Group applied the interpretation and did not have significant impact on the consolidated financial statements. 4. Significant estimated and judgements The preparation of the financial statements according to accounting policies described in Note 3 requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses . Actual results may differ from these estimates . In addition, this note also explains where there have been actual adjustments this year as a result of and error and of changes to previous estimates . Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows: (i) Estimation fair value of certain financial assets The fair value of financial instruments that are not traded in an active market is determined using valuation techniques . The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period . (ii) Impairment of financial assets The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates . The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history and existing market conditions, as well as forward - looking estimates at the end of each reporting period . (iii) Recognition of deferred tax asset for carried - forward tax losses Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses . Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies . 36

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized . The losses can be carried forward indefinitely and have no expiry date . (iv) Property and equipment and intangible assets useful lives Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes . Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets . There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict . As of December 31 , 2019 , the Group did not identify evidence that could indicate that useful lives described in Note 3 ((viii) and (ix)) should be revised . Therefore, the Group concluded that changes to the estimated useful live was not deemed necessary . (v) Impairment of non - financial assets, including goodwill The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired . Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired . Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use . Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates . (vi) Provision for contingent liabilities Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external . Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information . They are fully or partially reversed when the obligations cease to exist or are reduced . Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement) . 5 . Group structure (i) Subsidiaries The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements : % of Group’s interest (i) Entity name Country of i n c o r p o r a t i on Principal activities 2019 2018 2017 Directly controlled XP Investimentos S.A. 37 B r a z i l H o l d i n g 1 00. 0 0% 100 . 00% 100 . 00%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Indirectly controlled XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. XP Investments US, LLC 38 B r a z i l USA 1 00 . 00% 1 00 . 00% 100 . 00% 100 . 00% 100 . 00% 100 . 00 % XP Investments UK LLP U K 100 . 00% 100 . 00% 99 . 90 % Sartus Capital LTD XP Private (Europe) S.A. XP Vida e Previdência S.A. (v) Banco XP S.A. (vi) Xperience Market Services LLC (vi) U K U K B r a zil B r a z i l USA 1 00. 0 0% 100 . 00% 100 . 00% 100 . 00% 100. 0 0% 100.00% 100.00% 100.00% 100.00% 100.00% - - - - - Chamaleon Bravery Unipessoal LDA (vi) 100 . 00% - - P o r t u g a l Brazil Brazil Brazil B r o k e r - d e a l e r B r o k e r - d e a l e r Inter - dealer broker and Organized Trading Facility (OTF) Investment advisor Investment advisor Private pension and insurance Multipurpose bank Non - operational Investment Advisor (pending regulatory approval) Financial Holding Financial Holding Digital Content services - 100 . 00% 99.99% - 100 . 00% 99.70% 100. 0 0% 100 . 00% 96.69% XP Holding Investimentos S.A. XP Controle 3 Participações S.A. XPE Infomoney Educação Assessoria Empresarial e Participações Ltda. Tecfinance Informática e Projetos de Sistemas Ltda. XP Corretora de Seguros Ltda. XP Gestão de Recursos Ltda. XP Finanças Assessoria Financeira Ltda. B r a z i l B r a zil B r a z i l B r a zil 99.76% 99.99% 93.70% 99 . 99% 99.73% 99 . 82% 92 . 80% 99.99% 99 . 73% 99.81% 91.65% 99 . 95 % Infostocks Informações e Sistemas Ltda. XP Advisory Gestão Recursos Ltda. XDEX Intermediação Ltda. (iii) B r a z i l B r a zil B r a z i l 99 . 99% 99. 5 7% - 99.99% 99.52% - 99 . 99% 99 . 52% 99 . 99 % XP Holding International LLC (ii) XP Advisory US XP Holding UK Ltd XP Vista Asset Management Ltda. (iv) XP Controle 4 Participações S.A. (v) Leadr Serviços Online Ltda. (vi) Spiti Análise Ltda. (vi) U S A U S A UK B r a zil B r a z i l B r a z i l B r a zil Rendering of IT services Insurance Broker Asset management Investment consulting service Mediation of information systems Asset management Intermediary and service agency International financial holding Investment advisor International financial holding Asset management Insurance holding Social media Research (pending regulatory approval) 100.00% 1 00. 0 0% 100.00% 99.42% 100.00% 99.99% 99.99% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 99.60% - 100.00% - - - - - % of Group’s interest (i) Privado Investimento no Exterior Investimento no Exterior Investimento Multimercado Crédito Privado Privado Investimento no Exterior Privado Investimento no Exterior Privado Investimento no Exterior Investimento em Direitos Creditórios NP Investimento Multimercado Crédito Privado (vi) Country of Entity name incorporation Principal a c t i v i t i e s 2019 2018 2017 Consolidated investments funds Falx Fundo de Investimento Multimercado Crédito Brazil Investment fund 100.00% 100.00% 100.00% Gladius Fundo de Investimento Multimercado Brazil Investment fund 100.00% 100.00% 100.00% Scorpio Debentures Incentivadas Fundo de Brazil Investment fund 100.00% 100.00% 100.00% Galea Fundo de Investimento Multimercado Crédito Brazil Investment fund 100.00% 100.00% 100.00% Javelin Fundo de Investimento Multimercado Crédito Brazil Investment fund 100.00% 100.00% 100.00% Spatha Fundo de Investimento Multimercado Crédito Brazil Investment fund 100.00% 100.00% - Frade Fundo de Investimento em Cotas de Fundos de Brazil Investment fund 100.00% 100.00% - Frade III Fundo de Investimento em Cotas de Fundo de Brazil Investment fund 100.00% - -

XP Inc. and its subsidiaries
Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

| | | | | | |
|---|---|---|---|---|---|
| Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (vi) | Brazil | Investment fund | 100.00% | - | - |
| Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi) | Brazil | Investment fund | 100.00% | - | - |
| XP Short Brasil Alavancado Fundo de Investimento Multimercado Investimento no Exterior (vii) | Brazil | Investment fund | - | - | 100.00% |
| XP Pacote Brasil Alavancado Fundo de Investimento Multimercado Investimento no Exterior (vii) | Brazil | Investment fund | - | - | 100.00% |

(i) The percentage of participation represents the Group's interest in total capital and voting capital of its subsidiaries.

(ii) Subsidiaries legally merged into their respective immediate parent, with no impact on the consolidated financial statements.

(iii) Relates to subsidiary incorporated in 2017 sold to Company's controlling shareholders in 2018 at its early stages.

(iv) Subsidiary acquired in 2018. See further details in Note 5 (ii) below.

(v) Subsidiaries incorporated in 2018 for operating in the private pension and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.

(vi) New subsidiaries and investment funds incorporated in the year.

(vii) Investment funds closed during the year.

39

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (ii) Business combinations Acquisition of Rico Corretora de Títulos e Valores Mobiliários S.A. On August 10 th, 2017 , following the approval of the Central Bank, the Group acquired Rico Corretora de Títulos e Valores Mobiliários S . A . (“Rico”) through the acquisition of its sole parent FLAFLU Participações S . A . (“FLAFLU”) . With this transaction, the Group aimed to extend its operations in brokerage and securities distribution market to retail, through expanding the customer base and absorbing innovative technology in online market developed by Rico, in view of the complementary nature of positioning between the brands . Details of the net assets acquired, the goodwill and the purchase consideration are as follows: Fair value recognized on a c q u i s i t i on Assets Cash Financial instruments (FVPL) Financial instruments (FVOCI) Accounts receivable Other assets Deferred tax assets Property and equipment (Note 13 (a)) Intangible assets (Note 13 (b)) 96 356 , 648 20 , 212 1 , 915 11 , 5 82 3 , 751 1 , 728 7 5 , 8 13 47 1 , 7 4 5 Liabilities Social and statutory obligations Tax and social security obligations Securities trading and intermediation Provisions and continget liabilities (Note 25) Other liabilities ( 5 60 ) (12,651) ( 3 22 , 3 7 1 ) ( 7 , 921 ) ( 5 , 217 ) (348,720) Total identifiable net assets at fair value Goodwill arising on acquisition (Note 13 (b)) Purchase consideration transferred 123 , 0 25 2 81 , 7 02 4 04 , 7 27 Analysis of cash flows on acquisition Consideration paid in cash Net cash acquired with the subsidiary Net of cash flow on acquisition (investing activities) 404 , 727 (96) 40 4 , 6 3 1 For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows: 40 Assets A m ou nt Method Expected amortization period Customer list 50,0 7 7 Multi - period excess earning method 8 years Trademark 19,3 0 4 Relief from royalty 10 years Technology 2, 0 2 8 Relief from royalty 3 years

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The fair value of the consideration given was R $ 404 , 727 . The goodwill is attributable to the workforce and the high profitability of the acquired business . It will be deductible for tax purposes . The fair value and gross contractual amount of trade accounts receivable was the same - R $ 1 , 915 . There was no other contingent liability recognized on the acquisition for a pending lawsuit, apart from R $ 7 , 921 already provisioned, related to tax contingencies (Note 25 ) . Acquisition - related costs of R $ 690 are included in administrative expenses in profit or loss and in operating cash flows in the statement of cash flows . From the acquisition date, Rico contributed revenues of R $ 53 , 942 and net profit of R $ 12 , 125 to the Group’s consolidated statement of profit and loss for the year ended December 31 , 2017 . If the acquisition had occurred on January 1 , 2017 , consolidated pro - forma revenue and profit for the year ended December 31 , 2017 would have been R $ 133 , 411 and R $ 29 , 919 respectively . Acquisition of XP Vista On January 5 , 2018 , the Group acquired 99 . 60 % of shares of XP Vista Asset Management Ltda . (“XP Vista”), an asset management entity, through the acquisition of its controlling shareholder Marathon Investimentos e Participações S . A for a consideration of R $ 10 , 938 , mostly comprised of cash in the amount of R $ 525 . Goodwill in the amount of R $ 9 , 799 , attributable to sinergies expected from the combined operations within the Group . Marathon was subsequently incorporated by the Group . (iii) Subscription (redemptions) of non - controlling interests In 2016 , certain non - controlling interest subscribed for new quotes in a subsidiary investment fund, Pedras Secas Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior, in the total amount of R $ 43 , 000 . During 2017 , such shareholders redeemed those quotes receiving R $ 45 , 550 from the investment fund . (iv) Other transactions with non - controlling interests In the course of its business, the Group admits individual partners to join the share capital of certain subsidiaries while others might decide to leave the subsidiaries resulting in gains or losses recorded directly to equity . For the year ended December 31 , 2019 , the Group recorded a gain of R $ 374 ( 2018 – R $ 409 gain), while non - controlling interest decreased in the amount of R $ 2 , 229 ( 2018 – R $ 788 decrease) . 6 . Securities purchased under agreements to resell 20 1 9 20 1 8 Available portfolio 97 1 , 9 9 1 48 8 , 8 0 9 National Treasury Notes (NTNs) 77 1 , 0 99 65,136 Financial Treasury Bills (LFTs) 19 5 , 9 80 38,014 National Treasury Bills (LTNs) 4,912 38 5 , 6 59 Collateral held 8 , 51 8 , 0 9 9 6 , 08 1 , 8 0 0 National Treasury Bills (LTNs) 1,764,410 4,911,635 National Treasury Notes (NTNs) 6,753,689 1,170,165 Total 9 , 49 0 , 0 9 0 6 , 57 0 , 6 0 9 41

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 4,63% p.a. (6.43% p.a. as of December 31, 2018). As of December 31, 2019, R$ 654,057 (2018 - R$ 488,809) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows. 7. Securities a) Securities classified at fair value through profit and loss and at fair value through other comprehensive income are presented in the following table: 42 2019 Gross c a rr y i n g a m o u n t F a i r v a l u e 2018 Gross c a rr y i n g a m o u n t F a i r v a l u e Financial assets At fair value through profit or loss 22,332,936 22,443,392 6,262,735 6,290,971 Agribusiness receivables certificates 598,085 5 8 9 , 5 25 8 5 , 6 68 8 5 , 8 74 Bank deposit certificates (i) 244,071 2 4 6 , 8 27 172,451 171,725 Brazilian government bonds 1 5,404,3 0 0 1 5 , 4 94,0 4 6 3 , 8 26,902 3,853 , 5 34 Certificate of real estate receivable 75,922 75 , 1 23 208,442 207,167 Debentures 885 , 3 44 8 8 5 , 0 68 325,459 326,403 Financial credit bills 98 , 0 68 1 0 6 , 7 59 4 5 , 0 40 4 4 , 6 63 Investment funds 3,047,198 3,047,198 279,013 279,013 Others (ii) 178 , 5 89 1 7 8 , 2 00 167,714 167,716 Real estate credit bill 1 , 2 82 1,300 3 , 6 97 4 , 8 83 Structured transaction certificate 237 , 1 12 2 5 6 , 3 81 2 1 , 2 75 2 2 , 9 49 Stocks issued by public - held company 1,562 , 9 65 1,562,965 1 , 1 27,074 1,127 , 0 44 At fair value through income other comprehensive 2, 6 0 8 , 325 2, 6 1 6 , 118 68 8 , 7 3 1 69 5 , 7 7 8 National treasury bill 2 , 6 08,325 2,616,118 688,731 695,778 (i) Bank deposit certificates include R$ 123,817 (2018 – R$ 69,647) is being presented as cash equivalents in the statements of cash flows. (ii) Mainly related to bonds issued and traded overseas. b) Securities evaluated at amortized cost are presented in the following table: 2019 Gross c a rr y i n g a m o u n t B oo k v a l u e 2018 Gross c a rr y i n g a m o u n t B oo k v a l u e Financial assets At amortized cost Bonds 2 , 266 , 971 2 , 266 , 971 155 , 292 155 , 292

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) c) Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table: 2019 Gross c a rr y i n g a m o u n t B oo k v a l u e 2018 Gross c a rr y i n g a m o u n t B oo k v a l u e Financial liabilities At fair value through profit or loss Securities loaned 2 , 021 , 707 2 , 021 , 707 1 , 259 , 579 1 , 259 , 579 Below is presented the securities classified by maturity: A ss e t s 20 1 9 20 1 8 Liabilities 20 1 9 20 1 8 Financial assets At fair value through PL and at OCI Current 9,8 0 4 , 8 19 1 , 87 5 , 3 7 4 2, 0 2 1 , 707 1 , 19 2 , 8 7 7 Non - stated maturity 4,999,333 1,425,401 2 , 0 21,707 - Up to 3 months 257,544 19 2 , 2 08 - 1,184,972 From 3 to 12 months 4,547 , 9 42 25 7 , 7 65 - 7,905 Non - current 1 5 ,2 5 4 , 6 9 1 5 , 11 1 , 3 7 5 - 66 , 7 0 2 After one year 15 , 2 54,691 5,111,375 - 66,702 Evaluated at amortized cost Current 2,2 6 6 , 9 71 15 5 , 2 9 2 - - Non - staded maturity 807 , 2 18 - - - From 3 to 12 months 1,459 , 7 53 15 5 , 2 92 - - Total 27 , 3 2 6 , 4 81 7 , 14 2 , 0 4 1 2 , 02 1 , 7 0 7 1 , 25 9 , 5 7 9 8. Derivative financial instruments The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares. The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria: • Swap – These operations swap cash flow based on the comparison of profitability between two indexers, Thus, the agent assumes both positions – put in one indexer and call on another. • Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3. 43

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) • Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery . Daily cash settlements of price movements are made for all instruments . • Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date . Those who acquire the right must pay a premium to the seller . This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price . Positions with derivative financial instruments as of December 31, 2019 and 2018 are shown below: 2019 A ss e ts Liabilities Fair value Notional Fair value Notional Swaps 1,133,768 3,955 , 4 73 485,164 3 , 4 20 , 8 57 Forward contracts 187,392 1,857 , 5 42 2,480 164,209 Futures contracts 21,809 15,920 , 5 84 - - Options 2,742,035 498,484 , 0 22 2,741,592 488,482 , 7 56 Total 4,085,004 520 , 217, 6 21 3,229,236 492 , 067, 8 22 2018 Assets L i a b i lit i e s Fair value Notional Fair value Notional Swaps 244 , 2 62 3,454 , 7 28 247,732 3 , 9 81 , 3 04 Forward contracts 573 , 9 63 809,202 17,170 19,142 Futures contracts 6 , 5 99 5 , 6 79 , 4 25 - - Options 867,207 78,746 , 3 83 726,497 82,579 , 6 75 Total 1 , 692, 0 31 88 , 689, 7 38 991,399 86 , 580, 1 21 Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity: 2019 Assets Fair Value % Up to 3 months From 3 to 12 months Above 12 months Swap contracts 1 , 1 33 , 7 68 27 10,418 700,668 422,682 Forward contracts 1 87 , 3 92 5 159,163 28,175 54 Future contracts 21,809 1 21,809 - - Options 2,742 , 0 35 67 1,837 , 0 73 577,177 327,785 Total 4 , 085, 0 04 100 2 , 028, 4 63 1 , 306, 0 20 750 , 521 Liabilities Options 2 , 7 41 , 5 92 85 1,745 , 5 32 637,393 358,667 Forward contracts 2,480 1 1,693 325 462 Swap contracts 485,164 14 15,838 40,687 428,639 Total 3 , 229, 2 36 100 1 , 763, 0 63 678 , 405 787 , 768 44 2018 Fair value % Up to 3 months From 3 to 12 months Above 12 months Assets Swap contracts 2 44 , 2 62 14 4,675 25,054 214,533 Forward contracts 573,963 34 363,863 210,100 - Future contracts 6,599 1 4,613 1,986 -

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Options 867,207 51 255,281 234,742 377,184 Total 1 , 692, 0 31 100 628 , 432 471 , 882 591 , 717 Liability O p t i ons 726,497 73 128,470 217,387 380,640 F o r w ard c ontracts 1 7 , 1 70 2 16,972 25 173 S w ap c on t r a c ts 247,732 25 7,710 25,094 214,928 T otal 991 , 399 100 153 , 152 242 , 506 595 , 741 Derivatives financial instruments by index: 20 1 9 20 1 8 N o t i o n al Fair Value N o t i o n al Fair Value Swap Contracts Asset Position Interest 3,955,473 1,133,768 3,454,728 24 4 , 2 62 Liability Position Interest 3 , 4 20 , 857 ( 4 85 , 1 6 4 ) 3 , 981 , 304 ( 2 47 , 7 3 2 ) Forward Contracts Asset Position Foreign exchange 1,710,648 40,499 239,478 4,239 Share - - 342,681 34 2 , 6 81 Interest 1 46,893 14 6 , 8 93 227,043 22 7 , 0 43 Liability Position Foreign exchange 1 6 2 , 5 51 ( 8 22) 2,234 ( 2 62) Shares 1,658 ( 1 , 6 58) 16,908 ( 1 6 , 9 0 8 ) Future Contracts Purchase commitments Foreign exchange 965 329 5 , 6 79,425 6,599 Interest 1 5 , 9 19,6 1 9 21,480 - - Options Purchase commitments Foreign exchange 3 7,500 82,369 1,734,063 11 5 , 5 70 Share 1,770,220 21 0 , 4 48 5,500,627 36 5 , 6 31 Commodities - - 213 1,582 Interest 496,676 , 302 2,449,218 71,511,4 8 0 38 4 , 4 24 Commitments to sell Foreign exchange 3 7,500 ( 9 4 , 6 1 2 ) 2,059,104 ( 1 71 , 9 1 8) Shares 2 , 5 11,960 ( 2 29 , 2 9 1) 3,245,796 ( 1 72 , 7 4 8) Commodities - - 130 ( 1 , 3 91) Interest 485,933 , 296 ( 2 , 4 17,6 8 9) 77,274,6 4 5 ( 3 80 , 4 4 0) Assets 4,085,004 1,692,031 Liabilities ( 3 , 2 29,2 3 6) ( 9 91 , 3 9 9) Net 85 5 , 7 6 8 70 0 , 6 3 2 45

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 9. Hedge accounting In the year ended December 31, 2019,2018 and 2017 the objective for the Group was to hedge the risk generated by the USD variation from the investments in USA, XP Holding International and XP Advisors Inc. The Group contract Non - Deliverable Forward (“NDF”) operations to protect changes of future cash flows, exchange rate variation of net investments in foreign operations. The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors . Book Value Hedged item Hedge instrument Variation in value recognized in Other c o m p r e h e n s i ve income Nominal value Variation in the amounts used to calculate hedge ineffectiveness Assets Liabilities Strategies 2019 Foreign exchange risk Hedge of net investment in foreign operations Total 186,412 - 5,946 248,896 (7,133) 186,412 - 5,946 248,896 (7,133) 2 0 1 8 Foreign exchange risk Hedge of net investment in foreign operations Total 147,179 - 18,645 225,901 (17,495) 147,179 - 18,645 225,901 (17,495) 2 0 1 7 Foreign exchange risk Hedge of net investment in foreign operations Total 100,323 - 2,034 145,552 (2,386) 100,323 - 2,034 145,552 (2,386) There was no ineffectiveness during 2019, 2018 and 2017 in relation to the foreign net investment hedge. 10. Accounts receivable 20 1 9 20 1 8 Customers (a) 458,776 20 3 , 6 04 Dividends and interest receivable on equity capital - Funds 7 , 0 52 18,852 Other 702 181 ( - ) Expected losses on accounts receivable (4,501) ( 3 , 4 37) Total 4 62 , 0 29 21 9 , 2 0 0 46

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (a) Refers to receivables from management fee arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days . There is no concentration on the balances receivable as of December 31 , 2019 and 2018 . 11 . Recoverable taxes 20 1 9 2018 Prepayments of income taxes (IRPJ and CSLL) 225 , 4 65 182 , 0 21 Contributions over revenue (PIS and COFINS) 16,859 5 33 Taxes on services (ISS) 846 698 Value added taxes (VAT) 150 98 Total 243 , 3 20 183, 3 5 0 Current N o n - current 243,320 - 1 83,350 - 12. Prepaid expenses 20 1 9 20 1 8 Incentives for business acceleration program 11,349 2 2 , 1 25 Marketing expenses 9 , 6 78 4 1 , 2 76 Commissions and premiums paid in advance 49,233 2 1 , 4 31 Services paid in advance 2,043 5 , 1 80 Other expenses paid in advance 17,381 6 ,711 Total 89, 6 8 4 9 6, 7 2 3 Current 56 , 6 05 5 6 , 3 02 Non - current 33,079 40,421 13. Property, equipment, intangible assets and leases (a) Property and equipment Data processing Furniture Security Fixed and systems Facilities assets in Total sy s t e m e quip m ent p r ogr e ss Balance as of January 1, 2017 9 , 679 8 , 677 459 8 ,789 1, 0 61 2 8, 6 6 5 Additions 6,308 6,309 5,650 9,915 2,187 30,369 Business combination (Note 5 (ii)) 804 412 34 478 1,728 Write - offs ( 1 49) ( 1 , 6 90) (9) ( 2 , 5 03) - ( 4 , 3 51) Transfers 709 2,181 - 358 ( 3 , 2 48) - Depreciations in the year ( 3 , 6 08) ( 2 , 6 28) ( 1 , 2 27) ( 1 , 8 75) - ( 9 , 3 38) Balance as of December 31, 2017 1 3, 7 4 3 13 , 2 6 1 4 , 907 15 , 1 6 2 - 47 , 0 7 3 Cost 27 , 4 00 19,124 6 , 4 03 19 , 2 81 - 72 , 2 0 8 Accumulated depreciation ( 1 3,65 7 ) ( 5 , 8 63) (1,496) ( 4 , 1 19) - (25 , 1 3 5) 47

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Balance as of January 1, 2018 13, 7 4 3 13 , 2 6 1 4 , 907 15 , 1 6 2 - 47 , 0 7 3 Additions 2 2 , 3 19 10,448 376 9,930 40,076 83,149 Write - offs (4 0 ) ( 9 24) ( 3 0) ( 5 , 0 78) ( 5 53) ( 6 , 6 25) Transfers 3 1 2,109 192 37,191 ( 3 9 , 5 2 3 ) - Depreciation in the year ( 7 , 2 82) ( 3 , 2 53) ( 2 , 8 92) ( 1 1 , 0 4 3 ) - ( 2 4 , 4 7 0 ) Balance as of December 31, 2018 2 8, 7 7 1 21 , 6 4 1 2 , 553 46 , 1 6 2 - 99 , 1 2 7 Cost 48 , 0 23 29,613 6 , 3 88 47 , 8 43 - 13 1 , 8 67 Accumulated depreciation ( 1 9,25 2 ) ( 7 , 9 72) (3,835) ( 1 , 6 81) - ( 3 2 , 7 4 0 ) Balance as of January 1, 2019 28, 7 7 1 21 , 6 4 1 2 , 553 46 , 1 6 2 - 99 , 1 2 7 Additions 1 5 , 0 39 9,942 664 22,315 24,539 72,499 Write - offs ( 3 0 4 ) ( 2 , 0 47) - ( 6 , 1 12) - ( 8 , 4 63) Transfers - 2,409 - 22,130 ( 2 4 , 5 3 9 ) - Depreciation in the year ( 9 , 0 59) ( 4 , 1 89) ( 1 , 6 73) ( 5 , 7 78) - ( 2 0 , 6 9 9 ) Balance as of December 31, 2019 3 4, 4 4 7 27 , 7 5 6 1 , 544 78 , 7 1 7 - 1 42 , 4 64 Cost 62 , 2 35 38,086 7 , 7 16 84 , 7 26 - 19 2 , 7 63 Accumulated depreciation ( 2 7,78 8 ) (10,33 0 ) ( 6 , 1 72) ( 6 , 0 09) - ( 5 0 , 2 9 9 ) 48 (b) Intangible assets C o s t u m e r O t h e r Softw a re Goodwill list Trademarks intangible Total assets Balance as of January 1, 2017 1 6 ,8 7 1 9 0 , 9 9 9 9, 179 1 ,7 9 9 4 ,4 2 2 123 , 2 70 Additions 12 , 2 43 - - 33 8 , 3 51 2 0 , 6 27 Business combination (Note 5 ii)) 4,404 2 81,702 5 0 , 0 77 19,304 2 , 0 28 357,515 Write - offs ( 1 40) - - - - ( 1 40) Transfers (79 9 ) - - - 799 - Amortization in the year (6,879) - ( 9 ,286) ( 8 98) ( 1 , 0 02) ( 1 8,06 5 ) Balance as of December 31, 2017 25 , 7 0 0 372 , 7 01 49 , 9 7 0 2 0 , 2 3 8 1 4 , 5 9 8 48 3 , 2 0 7 Cost 3 5 , 4 89 3 72,701 7 2 , 0 72 21,230 1 8 , 7 53 520,245 Accumulated Amortization ( 9 ,789) - ( 2 2 , 1 0 2 ) ( 9 9 2 ) ( 4 , 1 55) ( 3 7 , 0 3 8 ) Balance as of January 1, 2018 2 5 ,7 0 0 37 2 , 7 0 1 49 , 9 7 0 2 0 , 2 3 8 1 4 , 5 9 8 48 3 , 2 0 7 Additions 27 , 8 28 - - 1,009 2 4 , 6 80 5 3 , 5 17 Business combination - 9 , 7 99 - - - 9,799 Write - offs ( 1 5) - - - (13,27 5 ) ( 1 3,29 0 ) Amortization in the year ( 1 4,74 2 ) - ( 8 , 4 26) ( 2 , 0 24) ( 3 , 1 26) ( 2 8,31 8 ) Balance as of December 31, 2018 38 , 7 7 1 382 , 5 00 41, 5 4 4 1 9 ,2 2 3 22 , 8 7 7 5 0 4, 9 1 5 Cost 5 6 , 1 27 3 82,500 7 2 , 0 72 22,239 31,308 56 4 , 2 46 Accumulated amortization (17,35 6 ) - (30,52 8 ) ( 3 ,016) ( 8 , 4 31) ( 5 9,33 1 ) Balance as of January 1, 2019 3 8 ,7 7 1 38 2 , 5 0 0 41 , 5 4 4 1 9 , 2 2 3 2 2 , 8 7 7 50 4 , 9 1 5 Additions 51 , 3 48 - 2 7 , 0 00 - 1 0 , 6 01 8 8,949 Write - offs (2,283) - - ( 3 3) ( 4 66) ( 2 ,782) Amortization in the year ( 2 1,52 6 ) - ( 7 , 9 45) ( 2 , 7 02) ( 5 , 4 57) ( 3 7,63 0 ) Balance as of December 31, 2019 66 , 3 1 0 382 , 5 00 60, 5 9 9 1 6 ,4 8 8 27 , 5 5 5 5 5 3, 4 5 2 Cost 104,270 3 82,500 105,977 22,239 39,823 65 4 , 8 09 Accumulated amortization (37,96 0 ) - (45,37 8 ) ( 5 ,751) ( 1 2 , 2 6 8 ) ( 1 01 , 3 5 7)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (c) Impairment test for goodwill Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level . Therefore, the carrying amount considered for the impairment test represents the Company’s equity . The Group tests whether goodwill has suffered any impairment on an annual basis . For the years ended December 31 , 2019 and 2018 , the recoverable amount of the single CGU was determined based on value - in - use calculations which require the use of assumptions . The calculations use cash flow projections based on financial budgets approved by management covering a four - year period . Cash flows beyond the four - year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates. The Group performed its annual impairment test as of December 31, 2019 and 2018 which did not result in the need to recognize impairment losses on the carrying value of goodwill. Key assumptions used in value - in - use calculations and sensitivity to changes in assumptions are : Assumption Approach used to determine values 49 S a l e s Average annual growth rate over the four - year forecast period; based on past performance and management’s expectations of market development. Budgeted gross margin Based on past performance and management’s expectations for the future. Other operating costs Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the four - year forecast period. Annual capital expenditure Expected cash costs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value - in - use model as a result of this expenditure. Long - term growth rate This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports. Pre - tax discount rates Reflect specific risks relating to the relevant segments and the countries in which they operate. Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates, The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC) . The WACC takes into account both debt and equity . The cost of equity is derived from the expected return on investment by the Group’s investors . The cost of debt is based on the interest - bearing borrowings the Group has . Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre - tax discount rate . The average pre - tax discount rate applied to cash flow projections is 13 , 22 % and net revenue .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) d) Leases Set out below, are the carrying amounts of the Group’s right - of - use assets and lease liabilities and the movements during the period: Right - of - use assets Lease liabilities As of January 1, 2019 1 3 3 , 8 70 1 4 8 , 4 94 Additions (i) 1 2 3 , 5 29 1 2 4 , 2 83 Depreciation expense Interest expense (3 2 , 8 3 1) - - 17,6 1 3 Effects of exchange rate 2, 9 1 0 2, 9 9 5 Payment of lease liabilities - (3 7 , 9 7 9) As of December 31, 2019 2 2 7,4 7 8 2 5 5,4 0 6 Current - 52,7 7 1 Non - current 2 2 7 , 4 78 2 0 2 , 6 35 (i) Additions to right - of - use assets in the period include prepayments to lessors and accrued liabilities. The Group recognized rent expense from short - term leases and low - value assets of R $ 1 , 746 for the period ended December 31 , 2019 . The total rent expense of R $ 9 , 225 , include other expenses related to leased offices such as condominium . 14. Securities sold under repurchase agreements 20 1 9 20 1 8 National Treasury Notes (NTNs) 8 , 5 33,113 1,153,547 National Treasury Bills (LTNs) 5 , 6 53,994 5,142,881 Financial Treasury Bills (LFTs) 1 , 4 51,300 34 4 , 2 66 Total 1 5 , 6 3 8 , 4 07 6 , 64 0 , 6 9 4 As of December 31, 2018, securities sold under repurchase agreements were agreed with average interest rates of 4,48% p.a. (2018 - 6,40% p.a.), with assets pledged as collateral (Note 6). 15. Borrowings and lease liabilities Interest rate % M atu r i ty 2 019 20 1 8 Bank borrowings – domestic (i) 113% of CDI (*) March 2021 52,668 94 , 9 21 Related parties 52 , 6 6 8 9 4,9 2 1 Bank borrowings – domestic (ii) 111% of CDI (*) July 2019 - 44,352 Financial institution (iii) CDI (*) + 0,774%p,a April 2023 329,410 33 0 , 3 36 Third parties 3 29 , 4 10 374 , 6 88 Total borrowings 3 82 , 0 78 46 9 , 6 0 9 Lease liabilities (Note 13.(d)) 255 , 4 06 - 50

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Total borrowings and lease liabilities 63 7 , 4 8 4 4 69 , 6 09 Current 1 16,450 11 4 , 4 89 Non - current 5 21,034 35 5 , 1 20 (*) Brazilian Interbank Offering Rate (CDI) (i) Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments. (ii) Loan agreement with Banco JP Morgan S.A., hired in connection with the acquisition of Rico, payable in seven quarterly installments. In July 2019, the loan was fully settled. (iii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months. All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 34 (ii)). 16. Debentures On May 15 , 2019 and September 28 , 2018 , the Company issued Debentures, non - convertible into shares, in the amount of R $ 800 , 000 , with the objective of funding the Group’s working capital and treasury investments . As of December 31 , 2019 , the total balance is comprised of the following issuances : Issuance Qu a n t i ty (u n i ts) A n n u a l r a te Issuance Maturity date date Unit value at issuance Unit value at period - end Book value 1st 400,000 108,0% CDI 9/28/2018 9/28/2020 R$ 1,000.00 R$ 1,082.01 433,262 2st 40 0 , 0 00 107,5% CDI 5/15/2019 5/15/2022 R$ 1,000.00 R$ 1,005.88 401,968 Total 80 0 , 0 0 0 83 5 , 2 3 0 2 019 2018 Principal 8 0 0 , 0 00 400,000 Interest 47 , 1 27 6,538 Payments ( 1 1 , 8 9 7 ) - Total 83 5 , 2 3 0 406,538 Current 435 , 2 30 - N o n - current 400,000 406,538 51 The principal amount and accrued interest payables related to the first issuance are due on the maturity date, while for the second issuance, 50 % of the principal amount is due on May 15 , 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date . There were no amounts paid in 2019 . Debentures are subject to financial covenants, which comply with certain performance conditions . The Group has complied with these covenants throughout the reporting period (Note 34 (ii)) .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 17. Securities trading and intermediation Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3. 2019 2018 Cash and settlement records 13,823 16 4 , 3 22 Debtors pending settlement 47 7 , 6 46 73 1 , 6 11 Other 13,514 2,379 Total Assets 50 4 , 9 8 3 89 8 , 3 1 2 Cash and settlement records 47 4 , 7 59 90,056 Creditors pending settlement 8,639,787 5,216,572 Total Liabilities 9 , 11 4 , 5 4 6 5 , 30 6 , 6 2 8 18. Other financial liabilities 20 1 9 2018 Customer deposits (a) 70 , 1 91 - Structured operations certificates (b) 1 9 , 4 74 - Foreign exchange portfolio 8,962 7 , 0 11 Other financial liabilities 4 - Total 9 8 , 6 3 1 7 ,0 1 1 Current 7 9,157 7 , 0 11 Non - current 1 9,474 - (a) Mainly related to the financial resources of XP Vida e Previdência participant which is in process to be invested. (b) Related to structured operations certificates of Banco XP. 19. Social and Statutory obligations Social and Statutory obligations is mainly composed from the Group sharing program for its employees which does not extend to the Executive Board . As of December 31 , 2019 , the balance of unrealized gains on the balance sheet under the "Social and statutory obligations” line item is R $ 492 , 723 (R $ 251 , 690 as of December 31 , 2018 ) . 20 1 9 20 1 8 Obligations to non - controlling interest 35,666 27,137 Employee profit - sharing (a) 39 5 , 5 68 17 3 , 2 02 Salaries and other benefits payable 6 1 , 4 89 51,351 Total 49 2 , 7 2 3 25 1 , 6 9 0 (a) The Group has a bonus scheme for its employees based on profit sharing program as agreed under collective bargaining, which does not extend to the Executive Board . The bonus is calculated at each half of the year and payments made in the February and August . 52

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 20. Tax and social security obligations 20 1 9 20 1 8 Income Tax (IRPJ and CSLL) (a) 264,258 6 9 , 0 01 Contributions over revenue (PIS and COFINS) 34 , 2 47 1 6 , 3 68 Taxes on services (ISS) 18,141 9 ,399 Contributions for Social Security (INSS) 7,712 3 , 3 68 Others 2 0 , 9 73 4 ,985 Total 3 45, 3 3 1 10 3 , 1 2 1 Current N o n - current 3 45 , 3 31 - 103,121 - (a) The Group income tax liability is presented net of tax assets which the entities are allowed to offset during current year . The line includes current Corporate Income Tax (CIT) liability of R $ 594 , 037 (R $ 98 , 943 – 2018 ) and Prepayments CIT of R $ 361 , 771 (R $ 58 , 139 – 2018 ) . The line also includes taxes that XP is responsible to pay on behalf of its clients (i . e . , withholding taxes over client's investments) in the amount of R $ 31 , 992 (R $ 28 , 197 – 2018 ) . 21. Private pension liabilities As of December 31 , 2019 , active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws . In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 7 (a)). Changes in the period 20 1 9 20 1 8 As of January 1 16,059 - Contributions received 6 09,639 16,059 Transfer with third party plans 3,047,492 - Withdraws ( 2 0,15 3 ) - Interest received from FIE 10 6 , 0 53 - As of December 31 3 , 75 9 , 0 9 0 16 , 0 5 9 Contributions invested in FIEs 3 , 7 59,090 16,059 22. Income tax (a) Deferred income tax Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components: Balance Sheet Net change in the year 53 20 1 9 20 1 8 20 1 9 20 1 8 20 1 7 Tax losses carryforwards 1 7,146 5 5,358 ( 3 8,21 2 ) 37,774 17,584

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Goodwill on business combinations (i) 22,303 59,993 ( 3 7 , 6 9 0 ) ( 5 6,78 9 ) (5 1 , 3 2 7 ) Provisions for IFAs’ commissions 68,041 31 , 0 31 37,010 4,744 26,156 Revaluations of financial assets at fair value 25,259 1,397 23,862 ( 2 , 4 27) 4 , 0 30 Expected credit losses 5 , 6 66 3,079 2 , 5 87 (2,345) 4,329 Financial instruments taxed on redemption - ( 1 3,04 1 ) 13 , 0 41 ( 6 , 2 30) ( 6 , 8 11) Profit sharing plan 141,136 - 14 1 , 1 36 - - Net gain on hedge instruments ( 3 6,38 4 ) ( 1 , 4 41) (34,94 3 ) (51,42 3 ) 4 9,382 Share - base compensation 2,950 - 2,950 Other provisions 33,284 4,024 29,260 ( 2 , 5 72) 5,251 Total 27 9 , 4 0 1 14 0 , 4 0 0 13 9 , 0 0 1 (79 , 2 6 8) 48 , 5 9 4 Deferred tax assets 2 84, 5 3 3 1 52 , 4 25 Deferred tax liabilities ( 5 , 1 32) ( 1 2 , 0 2 5) 54 (i) For tax purposes, goodwill is amortized over 5 years on a straight - line basis when the entity acquired is sold or merged into another entity. The changes in the net deferred tax were recognized as follows: 20 1 9 20 1 8 20 1 7 At January 1 1 40,400 2 1 9 , 6 68 1 71 , 0 74 Foreign exchange variations ( 3 , 4 61) (9,259) (1,155) Business combination (Note 5 (ii)) - - 3 ,751 Charges to statement of income 1 39 , 4 11 ( 7 6,45 5 ) 4 5 , 3 25 Tax relating to components of other comprehensive income 3,051 6,446 673 At December 31 27 9 , 4 0 1 14 0 , 4 0 0 21 9 , 6 6 8 Unrecognized deferred taxes Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 18,402 (2018 - R$ 12,025) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income. (b) Income tax expense reconciliation The tax on the Group's pre - tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities . The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34 % for the year ended December 31 : 20 1 9 20 1 8 20 1 7 Income before taxes 1 , 5 44,109 6 40,728 575,507 Combined tax rate in Brazil (a) 34,00% 34,00% 34,00% Tax expense at the combined rate 524,997 2 1 7 , 8 48 19 5 , 6 72 Income from entities not subject to taxation ( 9 ,551) ( 3 , 6 47) ( 5 ,101) Effects from entities taxed at different rates 2 5 , 9 48 16,444 9 ,078 Effects from entities taxed at different method (b) ( 2 4,08 9 ) ( 1 8,18 3 ) ( 2 5 , 9 7 1 ) Intercompany transactions with different taxation ( 5 0,13 8 ) (38,25 5 ) ( 3 0,26 4 ) Tax incentives ( 9 ,772) (1,408) (265) Non - deductible expenses (non - taxable income) 10,888 ( 6 89) 1 75 Others ( 1 3 , 6 5 8 ) 3,288 8,642 Total 45 4 , 6 2 5 17 5 , 3 9 8 15 1 , 9 6 6 Effective tax rate 29,44% 27 , 2 0% 2 6,38%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Current 594,037 98,943 197,291 Deferred ( 1 39 , 4 1 2) 76,455 ( 4 5 , 3 2 5 ) Total expense 45 4 , 6 2 5 17 5 , 3 9 8 15 1 , 9 6 6 (a) Considering that XP Inc . is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34 % demonstrated above is the current rate applied to XP Investimentos S . A . which is the holding company of all operanting entities of XP Inc . in Brazil . (b) Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries . Other comprehensive income The tax (charge)/credit relating to components of other comprehensive income is as follows: Before tax (Charge) / Credit After tax Foreign exchange variation of investees located abroad 2,034 - 2 , 0 34 Gains (losses) on net investment hedge (3,124) 738 ( 2 ,386) Changes in the fair value of financial assets at fair value 275 ( 6 5) 210 As of December 31, 2017 (815) 673 (142) Foreign exchange variation of investees located abroad 18 , 6 45 - 18,645 Gains (losses) on net investment hedge ( 2 6,50 8 ) 9 , 0 13 ( 1 7,49 5 ) Changes in the fair value of financial assets at fair value 6,727 ( 2 , 5 67) 4,160 As of December 31, 2018 (1 , 136) 6 , 446 5 , 310 Foreign exchange variation of investees located abroad 6,823 - 6 , 8 23 Gains (losses) on net investment hedge ( 1 0,54 3 ) 3 , 4 10 ( 7 ,133) Changes in the fair value of financial assets at fair value 1,058 ( 3 60) 698 As of December 31, 2019 (2 , 662) 3 , 050 388 23. Equity (a) Issued capital The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which: □ 2,000,000,000 shares are designated as Class A common shares and issued; and □ 1,000,000,000 shares are designated as Class B common sharesand issued. The remaining 500 , 000 , 000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions . Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors . 55

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) As of December 31 , 2019 , the Company have US $ 23 thousand of issued capital which were represented by 354 , 181 , 346 Class A common shares and 197 , 618 , 980 Class B common shares . In the IPO that took place on December 11 , 2019 , the Company issued 83 , 387 , 238 new Class A common shares, with a corresponding increased of US $ 2 in the issued capital of the Company . (b) Additional paid - in capital and capital reserve In December 2019 , immediately prior the completion of the IPO, we had 257 , 456 , 251 , 558 Class A common shares and 251 , 790 , 558 Class B common shares of our authorized share capital issued . Class A and Class B common shares, have the following rights : □ Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share . □ Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law . □ Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa ; and □ the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights . The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to : (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits ; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration ; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc . Below is a summary of the issuances and conversions of shares during 2019 , 2018 and 2017 , after giving effect to the share split mentioned before : 56 Class A (prior common shares) Class B (prior preferred shares) Total Shares As of January 1, 2017 32 5 , 0 11, 6 55 15 9 , 9 06, 8 62 48 4 , 9 18, 5 17 Transfer of classes ( 4 9 , 0 11, 6 42) 49,011,6 4 2 - As of December 31, 2017 27 6 , 0 0 0 , 0 13 20 8 , 9 1 8 , 5 04 48 4 , 9 1 8 , 5 17 Issued for cash - 24,328,6 1 7 24,328,6 1 7 Transfer of classes ( 2 0 , 8 67, 1 98) 20,867,1 9 8 - As of December 31, 2018 25 5 , 1 3 2 , 8 15 25 4 , 1 1 4 , 3 19 50 9 , 2 4 7 , 1 34 Corporate reorganization 30,807,9 1 1 ( 3 0,807, 9 11) - Transfer of classes 25,687,4 2 8 ( 2 5,687, 4 28) - Initial public offering 42,553,1 9 2 - 42,553,1 9 2 As of December 31, 2019 35 4 , 1 8 1 , 3 46 19 7 , 6 1 8 , 9 80 55 1 , 8 0 0 , 3 26

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) In March 2017 , along with the reverse share split, shareholders also approved the conversion of 196 , 046 , 598 common shares (or 49 , 011 , 649 Class A common shares after reverse share split and reclassification) of the Company into preferred shares including the conversion of 28 preferred shares (or 7 Class B common shares after the reverse share split and reclassification) into common shares, with no contributions or changes in the share capital . On August 9 , 2018 , shareholders also approved the conversion of 83 , 468 , 792 ( 20 , 867 , 198 Class A common reverse shares after reverse share split and reclassification) of the Company into preferred shares, with no contributions or changes in the share capital . On August 31 , 2018 , the Company received capital contributions in the amount of R $ 673 , 294 , upon the issuance of 97 , 314 , 470 ( 24 , 328 , 617 Class B common shares after reverse share split) new preferred shares . At the Board of Directors meetings on November 30 , 2019 , the Company’s shareholders approved a reverse share split of 4 : 1 (four for one) for a initial consideration to IPO with a conversion of 2 , 036 , 988 , 542 into 509 , 247 , 134 shares . On the same event shareholders also approved the conversion of 30 , 807 , 911 Class B common shares of the Company into Class A common shares . In December 2019 , as a result of the completion of the IPO describe in Note 1 . 1 , 42 , 553 , 192 new Class A common shares were issued . As mentioned in Note 30 , the Board of Directors approved on December, 2019 a share based long - term incentive plan, which the maximum number of shares should not exceed 5 % of the issued and outstanding shares . As of December 31 , 2019 , the Company granted 1 , 921 , 669 restricted share units (“RSUs”) and 2 , 190 , 377 performance restricted units (“PSUs”) to be issued at the vesting date . The additional paid - in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value . Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons . All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business . (c) Dividends distribution The Group has not adopted a dividend policy with respect to future distributions of dividends . The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders . The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings, is detailed below : 2 019 20 1 8 2 017 Net income 1 , 0 89,485 4 65 , 3 30 4 23 , 5 41 Total dividends 500,000 2 00,000 314,998 At January 1 - 125,000 - Amount recognized in the year 5 00 , 0 00 2 00,000 31 4 , 9 98 Dividends paid in the year ( 5 00 , 0 0 0) ( 3 25,0 0 0) ( 1 89,9 9 8) At December 31 - - 125 , 0 00 57

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) In 2017, shareholders decided in general meeting for distribution of dividends in total of R$ 314,998, out of which R$ 37,437 to be distributed from Other reserves. 24. Related party transactions Transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages . (a) Key - person management compensation Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below: 20 1 9 20 1 8 20 1 7 Fixed compensation 4,821 3,329 2,708 Variable compensation 22 , 060 30 , 316 18 , 316 Total 26,881 33,645 21,024 On December 2019, the Board of Directors approved the grant of performance share unit (“PSUs”) to certain directors. The executive statutory directors of XP Inc control XP Controle Participações S.A. (b) Transactions with related parties The main transactions carried with related parties for year - end balances arising from such transactions are as follows: Assets/(Liabilities) Revenue/(Expenses) 58 Relation and transaction 2 019 2 018 20 1 9 2 0 18 2 017 Shareholders with significant influence (i) (732 , 4 20) ( 4 51, 4 8 1) (49 , 7 7 9) ( 4 0, 5 8 5) - Securities 1 2 3 , 8 13 6 9,647 10,381 14 7 , 2 58 - Securities purchased under agreements to resell 1 96,009 - 1,550 - - Accounts receivable 5 94 - 1,025 - - Securities sold under repurchase agreements ( 1 ,000,1 6 8) (4 2 6 , 2 0 7) (58,078) ( 3 ,586) - Borrowings ( 5 2,66 8 ) ( 9 4,92 1 ) (4,657) (18 4 , 2 5 7) - ( i ) These transactions are related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party. Therefore, transactions and balances with Itaú Unibanco in 2017 are not being reported as transactions with related parties. Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as : (i) education, consulting and business advisory ; (ii) financial advisory and financial consulting in general ; (iii) management of resources and portfolio management ; (iv) information technology and data processing ; and (v) insurance . The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 25. Provisions and contingent liabilities The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the normal course of operations, involving tax, civil and labor matters and other issues . Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors . 2 0 1 9 2 0 1 8 Tax contingencies 9, 8 7 8 9, 3 9 2 Civil contingencies 2, 6 7 3 5, 6 1 0 Labor contingencies 2, 6 4 2 2, 4 7 2 Total provision 15, 1 93 17, 4 74 Judicial deposits (a) 18,4 0 3 14,8 5 0 (a) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against us . As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability . These amounts are classified as “Other assets” on the consolidated balance sheets, and referred above for information . Changes in the provision during the year 20 1 9 20 1 8 20 1 7 Balance at January 1 1 7, 4 7 4 11 , 8 4 3 5 , 334 Monetary correction 2 , 4 92 1,667 2,226 Provision/(Reversal) ( 1 ,601) 7,897 3,531 Business combination (Note 5 (ii)) - - 7,921 Payments ( 3 , 1 72) ( 3 , 9 33) ( 7 , 1 69) Balance at December 31 15 , 1 9 3 17 , 4 7 4 11 , 8 4 3 Nature of claims a) Tax 59 As of December 31 , 2019 , the Group has claims classified as probable risk of loss in the amount of R $ 9 , 878 (December 31 , 2018 - R $ 9 , 392 ), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues . In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes . These lawsuits are supported by court deposits in its entirety .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) b) Civil The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to : (i) financial losses in the stock market ; (ii) portfolio management ; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance . As of December 31 , 2019 , there were 29 civil claims for which the likelihood of loss has been classified as probable, in the amount of R $ 2 , 673 (December 31 , 2018 - R $ 5 , 610 ) . An amount of R $ 9 , 744 was deposited in court as of December 31 , 2019 (December 31 , 2018 – R $ 4 , 500 ) . c) Labor Labor claims to which the Group is party primarily concern : (i) the existence (or otherwise) of a working relationship between the Group and IFAs ; and (ii) severance payment of former employees . As of December 31 , 2019 , the Company and its subsidiaries are the defendants in approximately 9 cases involving labor matters for which the likelihood of loss has been rated as probable, in the amount of R $ 2 , 642 (December 31 , 2018 - R $ 2 , 472 ) . Contingent liabilities - probability of loss classified as possible In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R $ 153 , 951 (December 31 , 2018 - R $ 89 , 323 ) . Below is summarized these claims by nature : 2 0 19 2 0 18 Tax (i) 69,3 8 6 19,9 7 1 Civil (ii) 81,4 1 4 64,8 2 0 Labor 3, 1 5 1 4, 5 3 2 Total 1 5 3,9 5 1 89, 3 23 (i) In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the case at administrative level in assessment by the Administrative Council of Tax Appeals (“CARF”), awaiting the decision on the Group’s appeal. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. 60 ( ii ) The Group is defendant in 6 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination . The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 26. Total revenue and income a) Net revenue from services rendered Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time . Disaggregation of revenue by major service lines are as follows : 20 1 9 20 1 8 20 1 7 Major service lines Brokerage commission 1,288 , 1 35 861,068 6 39,615 Securities placement 1 ,154 , 7 86 631,949 4 01,402 Management fees 1 , 0 35,224 527,644 2 21,936 Insurance brokerage fee 1 06,438 56,713 29,167 Educational services 97 , 9 86 42,653 18,682 Other services 27 5 , 4 67 16 0 , 4 09 11 1 , 6 47 3 , 9 58,036 2 ,280 , 4 36 1 , 4 22,449 ( - ) Sales taxes and contributions on revenue (i) ( 3 62 , 2 6 4) ( 2 25 , 8 8 7) ( 1 38 , 8 3 3) 3 , 59 5 , 7 7 2 2 , 05 4 , 5 4 9 1 , 28 3 , 6 1 6 (i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS). b) Net income from financial instruments 2019 2018 2017 Net Income of financial instruments at fair value through profit or loss Net Income of financial instruments measured at amortized cost 1,360,207 199,947 821,617 114,442 562,895 79,380 and at fair value through other comprehensive income ( - ) Taxes and contributions on financial income (28,118) (32,155) (19,241) 1,532,036 903,904 623,034 c) Disaggregation by geographic location 20 1 9 20 1 8 20 1 7 Brazil 4 , 7 90,236 2,716,459 1,751,419 United States 3 0 7 , 4 56 20 4 , 2 07 13 1 , 1 98 Europe 3 0,116 37,787 24,033 Total Revenue and Income 5 , 12 7 , 8 0 8 2 , 95 8 , 4 5 3 1,906,650 20 1 9 20 1 8 Brazil 1 , 2 08,737 88 1 , 4 34 United States 2 2 4 , 2 44 31,829 Europe 1 6,476 7,556 Selected assets (i) 1 , 4 4 9 , 4 5 7 92 0 , 8 1 9 (i) Selected assets are Total assets of the Company, less: financial assets and deferred tax assets and are presented by geographic location. None of the clients represented more than 10% of our revenues for the periods presented. 61

XP Inc. and its subsidiaries
Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

## 27. Operating costs

| | 2019 | 2018 | 2017 |
|---|---|---|---|
| Commission costs | 1,269,309 | 750,103 | 455,241 |
| Operating losses and provisions | 23,332 | 9,989 | 7,148 |
| Other costs | 313,419 | 181,154 | 117,491 |
| Clearing house fees | 201,083 | 96,896 | 71,419 |
| Third parties' services | 76,669 | 53,124 | 28,953 |
| Other | 35,667 | 31,134 | 17,119 |
| Total | 1,606,060 | 941,246 | 579,880 |

## 28. Operating expenses by nature

| | 2019 | 2018 | 2017 |
|---|---|---|---|
| Selling expenses | 155,115 | 96,075 | 32,881 |
| Advertising and publicity | 155,115 | 96,075 | 32,881 |
| | | | |
| Administrative expenses | 1,891,481 | 1,176,805 | 649,585 |
| Personnel expenses | 1,261,887 | 712,060 | 428,772 |
| Compensation | 408,394 | 221,746 | 134,535 |
| Employee profit-sharing and bonus | 645,992 | 356,938 | 217,982 |
| Executives profit-sharing | 67,547 | 50,656 | 28,802 |
| Benefits | 47,457 | 35,922 | 16,697 |
| Social charges | 88,960 | 45,115 | 28,836 |
| Other | 3,537 | 1,683 | 1,920 |
| | | | |
| Other taxes expenses | 39,691 | 43,945 | 20,749 |
| Depreciation of property and equipment and right-of-use assets | 53,530 | 26,278 | 9,338 |
| Amortization of intangible assets | 37,630 | 26,510 | 18,065 |
| Other administrative expenses | 498,743 | 368,012 | 172,661 |
| Data processing | 178,860 | 130,678 | 71,861 |
| Technical services | 85,782 | 76,476 | 26,985 |
| Third parties' services | 145,730 | 63,333 | 19,006 |
| Rent expenses | 10,575 | 41,950 | 16,492 |
| Communication | 17,495 | 11,457 | 11,276 |
| Travel | 21,676 | 13,804 | 9,791 |
| Legal and judicial | 3,406 | 9,023 | 2,638 |
| Other | 35,219 | 21,291 | 14,612 |
| Total | 2,046,596 | 1,272,880 | 682,466 |

62

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 29. Other operating income, net 20 1 9 20 1 8 20 1 7 Other operating income 208,245 20 , 6 8 2 23 , 7 6 4 Recovery of charges and expenses 5 3 , 4 53 6,873 3,165 Reversal of operating provisions 9,767 2,641 2,684 Revenue from incentives from Tesouro Direto and B3 101 , 6 15 9,931 4,226 Other 4 3,410 1,237 13 , 6 89 Other operating expenses ( 5 4, 8 8 8) (51 , 9 7 1) (31 , 4 6 8) Legal proceedings and agreement with customers ( 9 ,499) ( 1 6 , 3 8 5 ) ( 1 8 , 3 7 0 ) Tax incentive expenses (1 0 , 2 6 5 ) ( 2 , 0 15) ( 2 , 9 80) Losses on write - off and disposal of assets ( 7 , 0 60) ( 1 1 , 0 6 4 ) ( 1 , 5 03) Fines and penalties ( 1 ,191) ( 7 , 4 46) ( 2 , 7 55) Associations and regulatory fees ( 4 , 2 16) ( 3 , 0 59) (2,073) Charity ( 6 ,751) (5,938) ( 5 0) Other ( 1 5,90 6 ) ( 6 , 0 64) ( 3 , 7 37) T o t a l 1 53 , 3 57 ( 3 1 , 2 8 9 ) ( 7 , 7 04 ) 30. Share - based plan a) Share - based Plan The establishment of the Plan was approved by the Board of Director’s meeting on December 6 , 2019 and the first grant of RSUs and PSUs was on December 10 , 2019 . Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date . RSUs are granted semi - annually, their vesting conditions are service related and they vest at a rate of 20 % after three years, 20 % after four years, and 60 % after five years . After the vesting periods, common shares will be issued to the recipients . For the PSUs, the vesting is the following : (i) 33 % will vest on the third year after the grant, (ii) 33%% will vest on the fourth year after the grant and (iii) 34 % will vest on the fifth year after the grant date . Under the Performance Share Unit, stocks are granted to eligible participants and their vesting conditions are based on five - year period metrics and also based on the total shareholder return (TSR), including share price growth, dividends and capital returns . If an elegible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case - bycase basis . Once the PSUs are vested, the shares of common stock that are delivered must be held for an additional one - year period, typically for a total combined vesting and holding period of six years from the grant date . b) Fair value of shares granted Estimating fair value for share - based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date . 63

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) The Company uses certain methodologies to estimate fair value which include the following: • • Estimation of fair value based on equity transactions with third parties close to the grant date; and Other valuation techniques including share pricing models such as Monte Carlo. These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share - based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield . c) Outstanding shares granted and valuation inputs The maximum number of shares available for issuance under the share - based plan shall not exceed 5 % of the issued and outstanding shares . As of December 31 , 2019 , the outstanding number of Company reserved under the plans were 4 , 112 , including 1 , 921 , 669 RSUs and 2 , 190 , 377 PSUs . For the year ended December 31 , 2019 , total compensation expense of both plans were R $ 7 , 502 , including R $ 2 , 131 of tax provisions and does not include any tax benefits on total share - based compensation expense once, this expense is not deductible for tax purposes . The tax benefits will be perceived when the shares are converted into common shares . The weighted - average grant - date fair value of RSU and PSU shares was US$27 and US$ 34,56 respectively. There was no shares exercised, forfeited, expired or vested during 2019. 31 . Earnings per share (basic and diluted) The Company implemented a four - to - one reverse share split (or consolidation), effective as of November 30 , 2019 . The quantity of shares of the comparative periods were adjusted to give effect to this transaction . 20 1 9 2 018 2017 Net income 1,080 , 4 84 461 , 4 4 0 413 , 8 7 4 Basic weighted average quantity of shares (1) 511 , 4 62 493 , 1 1 7 484 , 9 1 9 Basic earnings per share 2 , 1125 0 , 9358 0 , 8535 Share - based incentive program (1)(2) 248 - - Diluted weighted average quantity of shares (1) 5 11,710 493 , 1 1 7 484 , 9 1 9 Diluted earnings per share 2 , 1115 0 , 9358 0 , 8535 (1) Thousands of shares. (2) See Note 30. 32. Determination of fair value The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date . Level 1 : The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period . The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i . e . , Stock Exchanges) . 64

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Level 2 : The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity - specific estimates . If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2 . The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market . Level 3 : If one or more of the significant inputs is unobservable, the instrument is included in level 3 . This is the case for unlisted equity securities . As of December 31 , 2019 , 2018 and 2017 there were no financial instruments classified as level 3 . Fair values have been assessed for purposes of measurement based on the methods below, (a) Cash and cash equivalents, Securities purchased under agreements to resell and Securities sold under repurchase agreements The fair value of cash and cash equivalents, securities purchased under agreements to resell and securities sold under repurchase agreements approximates the carrying amount . (b) Financial assets (other than derivatives) The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements . If there is no market quotation, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation . (c) Derivative financial instruments Criteria and methodologies for calculating the fair value of derivative financial instruments are described in Note 8 . (d) Other financial assets and liabilities Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented . Financial instruments not measured at fair value (securities trading and intermediation, accounts receivable and accounts payables) were not disclosed as their carrying amounts approximates their fair values . Below are the Group financial assets and liabilities by level within the fair value hierarchy . The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels : 65 2019 Level 1 Level 2 Fair Value Book Value Financial Assets Financial assets at Fair value through profit or loss Securities 20,277,031 2,166,361 22,443,392 22 , 4 43 , 3 92 Derivative financial instruments 21,809 4,063,195 4,085,004 4,085 , 0 04 Fair value through other comprehensive income Securities 2,616,118 - 2,616,118 2,616 , 1 18 Evaluated at amortized cost

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Securities - 3,914,923 3 , 9 14,923 2,266,971 Securities purchased under agreements to resell - 9,490,090 9,490 , 0 90 9,490,090 Securities trading and intermediation - 504,983 504,983 504,983 Accounts receivable - 462,029 462,029 462,029 Other financial assets - 20,191 2 0 , 1 91 20,191 Financial liabilities Fair value through profit or loss Securities loaned 2,021,707 - 2 , 0 21 , 7 07 2,021,707 Derivative financial instruments - 3,229,236 3,229 , 2 36 3,229,236 Evaluated at amortized cost Securities sold under repurchase agreements - 15,638,407 15 , 6 38 , 4 07 15,638,407 Securities trading and intermediation - 9,114,546 9,114 , 5 46 9,114,546 Borrowings and lease liabilities - 633,781 633,781 637,484 Debentures - 836,001 836,001 835,230 Accounts payables - 266,813 266,813 266,813 Other financial liabilities - 98,601 9 8 , 6 01 98,631 2018 Level 1 Level 2 Fair Value Book Value Financial Assets Financial assets at Fair value through profit or loss Securities 5,259,591 1,031,380 6,290,971 6,290,971 Derivative financial instruments 6,599 1,685,432 1,692,031 1,692,031 Fair value through other comprehensive income Securities 695,778 - 695,778 695,778 Evaluated at amortized cost Securities - 153,709 153,709 155,292 Securities purchased under agreements to resell - 6,568,246 6,568,246 6,570,609 Securities trading and intermediation - 898,312 898,312 898,312 Accounts receivable - 219,200 219,200 219,200 Other financial assets - 60,423 60,423 60,423 Financial liabilities Fair value through profit or loss Securities loaned 1,259,579 - 1,259,579 1,259,579 Derivative financial instruments - 991,399 991,399 991,399 Evaluated at amortized cost Securities sold under repurchase agreements - 6,792,316 6,792,316 6,640,694 Securities trading and intermediation - 5,306,628 5,306,628 5,306,628 Borrowings - 459,487 459,487 469,609 Debentures - 406,540 406,540 406,538 Accounts payables - 134,579 134,579 134,579 Other financial liabilities - 7,011 7,011 7,011 33. Management of financial risks and financial instruments (a) Overview The Group is exposed to the following risks: (i) Credit risk; (ii) Liquidity risk; (iii) Market risk; □ Currency risk; □ Interest rate risk; □ Price risk. (iv) Operating risk. 66

XP Inc . and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (b) Risk management structure Management has overall responsibility for establishing and supervising the risk management structure of the Group . Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices . The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits . Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group . The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations . Regarding the subsidiary XP CCTVM and the others subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks . The Group seek to follow the same risk management practices as those applying to all companies . Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management . (c) Credit risk Credit risk is defined as the possibility of losses associated with the failure, by the borrower or counterparty, of their respective financial obligations under the agreed terms, the devaluation of the credit agreement resulting from the deterioration in the borrower's risk rating, the reduction gains or remuneration, the advantages granted in the negotiation and the costs of recovery . The Risk Management document establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others . The Credit Analysis department is also actively involved in this process and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties . Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value . As of December 31 , 2019 and 2018 , such assets were substantially represented by Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B 3 S . A . – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee . The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below : 67

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 20 1 9 20 1 8 Financial assets Securities purchased under agreements to resell 9 , 49 0 , 0 9 0 6 , 57 0 , 6 0 9 Securities 27 , 3 2 6 , 4 8 1 7 , 14 2 , 0 4 1 Public securities 20,381,1 2 5 4,704,604 Private securities 6,945,356 2,437,437 Derivative financial instruments 4 , 08 5 , 0 0 4 1 , 69 2 , 0 3 1 Securities trading and intermediation 50 4 , 9 8 3 89 8 , 3 1 2 Accounts receivable 46 2 , 0 2 9 21 9 , 2 0 0 Other financial assets 20 , 1 9 1 60 , 4 2 3 Total 41 , 8 8 8 , 7 7 8 16 , 5 8 2 , 6 1 6 (d) Liquidity risk Liquidity risk is the possibility that the institution will not be able to efficiently honor its expected, unexpected, current or future obligations . Liquidity management operates in line with the Group's strategy and business model, being compatible with the nature of operations, the complexity of its products and the relevance of risk exposure . This liquidity management policy establishes actions to be taken in cases of liquidity contingency, and these must be sufficient to generate a new meaning for cash within the required minimum limits . The group maintains an adequate level of liquidity at all times, always working with a minimum cash limit . This is done through management that is compatible and consistent with your ability obtaining resources in the market, with its budgetary targets for the evolution of the volume of its assets and is based on the management of cash flows, observing the minimum limits of daily cash balances and cash needs projections, in the management of stocks of highly liquid assets and simulations of adverse scenarios . Risk structure and management are the responsibility of the Risk department, reporting to the Executive Board, thus avoiding any conflict of interest with departments that require liquidity . (d1) Maturities of financial liabilities The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities : 2019 Liabilities Up to 1 From 2 to From 3 to From 1 to Above 5 Co n tr a ct u al m o n th 3 months 12 months 5 years years cash flow Securities loaned 2 , 0 21,707 - - - - 2 , 0 21,707 Derivative financial instruments 1 , 5 57,088 211,882 685,566 7 32 , 2 86 4 2,414 3,229 , 2 36 Securities sold under repurchase 15,638,4 0 7 - - - - 1 5,638 , 4 0 7 agreements Securities trading and intermediation 9 , 1 14,546 - - - - 9 ,114 , 5 46 Borrowings and lease liabilities 8,239 2 6 , 2 58 8 1,953 521,034 - 637 , 4 84 Debentures - - 4 35,230 40 0 , 0 00 - 8 35,230 Accounts payables 2 66 , 8 13 - - - - 266,813 Other financial liabilities 79,157 - - - 19,474 98,631 Total 28 , 6 8 5 , 9 57 23 8 , 1 4 0 1 , 16 7 , 5 1 9 1 , 68 8 , 5 5 0 61 , 8 8 8 31 , 8 4 2 , 0 5 4 68

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) 2018 Liabilities Up to 1 From 2 to From 3 to From 1 to Above 5 Co n tr a ct u al m o n th 3 months 12 months 5 years years cash flow Securities loaned 770,270 478,741 1 0 , 5 68 - - 1,259,579 Derivative financial instruments 1 52,971 182 242,506 5 60 , 7 98 3 4,942 991,399 Securities sold under repurchase 68,738 5,439,405 1 , 1 32,551 - - 6 , 6 40,694 agreements Securities trading and intermediation 5 , 3 06,628 - - - - 5 ,306 , 6 28 Borrowings and lease liabilities 1 9,032 2 2 , 7 52 7 2,705 355,120 - 469 , 6 09 Debentures - - - 4 06,538 - 4 06,538 Accounts payables 1 34 , 5 79 - - - - 134,579 Other financial liabilities 7,011 - - - - 7,011 Total 6 , 45 9 , 2 2 9 5 , 94 1 , 0 8 0 1 , 45 8 , 3 3 0 1 , 32 2 , 4 5 6 34 , 9 4 2 15 , 2 1 6 , 0 3 7 (e) Market risk Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices . Market risk comprises mainly three types of risk : foreign exchange variation, interest rates and share prices . The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return . Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee . The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazil Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group . In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3 , 331 / 08 , submitting it daily to this institution . With the formalized rules, the Risk Department has the objective of controlling, monitoring and ensuring compliance with the pre - established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non - compliance and reporting all atypical events to the Committee . In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the Treasury operations so that the own portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk, In the case of non - compliance with the operational limits, the Treasury Manager shall take the necessary measures to reframe as quickly as possible . 69

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) (e1) Currency risk The Group is subject to foreign currency risk as they hold interest in XP Holding International, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31 , 2019 was USD 43 , 323 thousand (US $ 37 , 671 thousand as of December 31 , 2018 ), US $ 744 thousand (US $ 313 thousand as of December 31 , 2018 ) and GBP 3 , 059 thousand (GBP 4 , 337 thousand as of December 31 , 2018 ) respectively . The risk of the XP Holding International and XP Advisors Inc, is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9). The foreign currency exposure risk of XP Holding UK Ltd, is not hedged. On December 31, 2017, the Company had a borrowing denominated in US$, which was settled in the amount of R$ 778,481 on August 31, 2018. (e2) Interest rate risk It arises from the possibility that the Group incur in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities. Below are presented the risk rates that The Group are exposed : □ Selic/DI □ IGPM □ IPCA □ PRE □ TJLP □ Foreign exchange coupon (e 3 ) Price risk Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit or loss, The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures . (e4) Sensitivity analysis According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant . The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios . The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses . 70 Trading portfolio Exposures 20 1 9 Sc e n a r i o s Risk factors Risk of variation in: I II I I I Pre - fixed Pre - fixed interest rate in Reais ( 9 07) ( 1 63 , 0 5 7) ( 4 45 , 8 6 6) Exchange coupons Foreign currencies coupon rate ( 6 7) 570 ( 8 54) Foreign currencies Exchange rates (2,102) ( 1 , 4 93) 43,908

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) Price indexes Inflation coupon rates ( 6 3) ( 7 82) ( 3 01) Shares Shares prices ( 4 42) ( 8 , 7 80) ( 5 7 , 3 9 0 ) (3 , 581) (173 , 5 42) (460 , 5 03) 20 1 8 Trading portfolio Exposures Sc e n a r i o s Risk factors Risk of variation in: I II I I I Pre - fixed Pre - fixed interest rate in Reais ( 5 59) ( 1 1 , 4 4 1 ) ( 2 2 , 8 8 1 ) Exchange coupons Foreign currencies coupon rate (9) ( 5 , 7 64) ( 1 1 , 5 2 9 ) Foreign currencies Exchange rates ( 3 86) ( 9 78) ( 5 , 0 27) Price indexes Inflation coupon rates ( 1 6) ( 7 98) ( 1 , 5 97) Shares Shares prices 877 ( 6 , 5 84) 4,873 (93) (25 , 5 6 5) (36 , 1 6 1) Scenario I : Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies ; Scenario II : Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor ; and Scenario III : Project a variation of 50 percent in the rates of the pre - fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting by risk factor . (f) Operating risk Operational risk is characterized by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people and systems, including legal risk . Operational risk events include the following categories : internal fraud ; external fraud ; labor demands and poor workplace safety ; inappropriate practices relating to customers, products and services ; damage to physical assets owned or used by XP ; situations that cause the interruption of XP's activities ; and failures in information technology systems, processes or infrastructure . The Group's main objective is to ensure the identification, classification and monitoring of situations that may generate financial losses, given the companies' reputation, as well as any regulatory assessment due to the occurrence of an operational risk event, XP adopts the model of 3 lines of defense, in which the main responsibility for the development and implementation of controls to deal with operational risks is attributed to the Management within each business unit, seeking to manage mainly : 71 (vi) (vii) ( v i i i ) (i) Requirements of segregation of functions, including independent authorization for transactions; (ii) Requirements of reconciliation and monitoring of transactions; (iii) Compliance with legal and regulatory requirements; (iv) Documentation of controls and procedures; (v) Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; Development of contingency plans; Professional training and development; and Ethical and business standards; In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380 / 06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency. 34. Capital Management The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt . The Group also monitors capital on the basis of the net debt and the gearing ratio . Net debt is calculated as total debt (including borrowings, lease liabilities and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows) . The gearing ratio corresponds to the net debt expressed as a percentage of total capital . The net debt and corresponding gearing ratios at December 31 , 2019 and 2018 were as follows : 72 2 0 1 9 2 0 1 8 Borrowings and lease liabilities 6 3 7 , 4 84 4 6 9 , 6 09 Debentures 8 3 5 , 2 30 4 0 6 , 5 38 Total debt 1,4 7 2 , 7 14 8 7 6,1 4 7 Cash (109, 92 2) (6 8 , 4 0 7) Securities purchased under agreements to resell (6 5 4 , 05 7) (488, 80 9) Certificate deposits (Securities) (123, 8 1 7 ) (6 9 , 6 4 7) Net debt 5 8 4,9 1 8 2 4 9 , 2 8 4 Total equity 7,1 5 3 , 3 96 2,0 8 4 , 7 77 Total capital 7 , 73 8,313 2 , 33 4 , 0 61 Gearing ratio % 7,5 6% 10 ,6 8% (i) Minimum capital requirements Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators . The subsidiary XP CCTVM, leader of the Prudential Conglomerate, under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1 % above the minimum capital requirement . The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”), CMR is equivalent to the highest value between base capital and venture capital .

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2019, 2018 and 2017 (In thousands of Brazilian Reais, unless otherwise stated) At December 31, 2019 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements. There is no requirement for compliance with a minimum capital for the other Group companies. (ii) Financial covenants In relation to the long - term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 15 and 16 ), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes . At December 31, 2019, the amount of contracts under financial covenants is R$ 1,217,308 (December 31, 2018 – R$ 876,147). The Group has complied with these covenants throughout the reporting period. Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations. 35. Cash flow information (i) Debt reconciliation Borrowings Debentures T o t a l Lease liabilities - - - - 8 26 , 000 3 5 , 1 16 5 , 908 867,024 - - 82 6 , 0 00 - - 35 , 116 - - 5 , 908 - - 86 7 , 0 2 4 3 25 , 370 (689,634) ( 3 5 , 09 1 ) 5 6 , 125 (54,185) 4 6 9 , 6 0 9 - 40 0 , 0 00 72 5 , 3 70 - - ( 6 89 , 6 3 4 ) - - (35,091) - 6 , 538 62 , 663 - - (54,185) - 406,538 876,147 - 469 , 6 09 14 8 , 4 94 14 8 , 4 9 4 - 40 6 , 5 3 8 14 8 , 4 94 1,024,641 Total debt as of January 1, 2017 Acquisitions / Issuance Net foreign exchange differences Interest accrued Total debt as of January 1, 2018 Acquisitions / Issuance Payments Net foreign exchange differences Interest accrued Interest paid Total debt as of December 31, 2018 Change in accounting policy (Note 3.xxi) Total debt as of January 1, 2019 Acquisitions / Issuance Payments Net foreign exchange differences Interest accrued Interest paid Total debt as of December 31, 2019 - ( 8 5 , 3 5 3 ) - 26 , 250 (28,428) 382,078 12 4 , 1 96 (37,979) 3 , 085 17 , 610 - 25 5 , 4 0 6 40 0 , 0 00 (11,815) - 40 , 507 - 835,230 52 4 , 1 96 ( 1 35 , 1 4 7 ) 3 , 085 84 , 367 (28,428) 1,472,714 36. Subsequent events On March 04 , 2020 , Banco XP (wholly owned subsidiary of XP Inc) entered into an agreement with Visa do Brasil Empreendimentos Ltda . (“Visa”) as an issuing partner of debit and credit cards . The initiative marks the entrance of XP Inc . in the credit card segment in Brazil . 73